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REGISTRANT'S NAME: Rabobank Nederland

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The Netherlands

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OICF/BY: EBS

DATE : 12/19/01

Annual Report 2000





Annual Report 2000

Rabobank Group is an organisation to be proud of. The special relationship it has with clients, members and staff, the services it provides, its performance in financial and other terms and its conduct as a good corporate citizen are all sources of this pride. They are reflected by the story boxes and photography in this annual report.

CONTENTS

Introduction

Report of the Executive Board and the Board of Directors

Report of the Supervisory Board

Annual figures for 2000

Other information


Summary of next subject


Example (does not form part of the annual report for filing purposes)


Reference to the Internet (does not form part of the annual report for filing purposes)

FROM THE CHAIRMEN



Rabobank Group's primary goal is to achieve customer value and the figures show that this client focus is appreciated. Rabobank Group performed well in 2000. The volume of lending increased by 12%, exceeding the average increase of the past 10 years. Premium income from insurance operations rose 19% and assets managed or held in custody were up 13%. A record 3.1 million securities orders were processed for clients of local banks, and commission income grew by 19%. Together, these factors boosted Rabobank Group's net profit by 17%, to € 1,194 million.

Progress was not only financial. In keeping with our co-operative mission, membership involvement was further enhanced in 2000. The introduction of the Rabobank Membership Certificate was a considerable success. This certificate offers members of the local Rabobanks an opportunity to invest in Rabobank Group's capital at attractive returns and with limited risk. There was great interest in these certificates, with more than 40,000 members and 11,000 employees subscribing. Not only did the issue yield proceeds of € 1 billion, but in combination with the first membership recruitment activities it also resulted in 40,000 new members. In 2001, co-operative banking will be given further impetus by means of special Member Value Programmes.

The specialised service providers within Rabobank Group constitute a network of competence centres which was again reinforced in 2000. To broaden the Group's employment benefits expertise, Interpolis acquired Commit Arbo health and safety agency and to increase competencies in expert investment advice, Effectenbank Stroeve was acquired in June. In addition, it was decided in August 2000 to acquire the remaining 50% interest in Robeco Group, which is now a 100% subsidiary of Rabobank Nederland.

Rabobank Group is a clear market leader in virtual banking, and substantial success was again achieved in the year under review. Over a million clients already make regular use of electronic Rabobank services. The Internet will be deployed in all business segments.

Besides successes the year under review also brought us some setbacks. In October 1999, Rabobank Group and its German co-operative partner DG Bank announced their intention to join forces in a strategic alliance. Progress in setting up a corporate and investment banking joint venture, which was part of that alliance, was unexpectedly slow and difficult last year. Therefore both parties decided in early November 2000 to abandon setting up this joint venture. Rabobank Group will now focus primarily on strengthening its position in its domestic market as a platform for its European ambitions. It will continue talks with foreign co-operative partners in order to achieve progress in European co-operation on a project basis.

The year 2000 saw a number of changes on the Executive Board of Rabobank Nederland. Henk Visser retired on 1 February. We are grateful to him for the great dedication and personal commitment he showed for nearly three

decades. On 1 August, Jan Groninger stepped down after having served on the Executive Board for 10 years. We are also most grateful to him for his great efforts and commitment to Rabobank Group.
The vacancies on the Executive Board were filled in the same year. On 1 April, John van Nuenen became a member of the Executive Board. His chief spheres of interest are the domestic banking business and relations with clients and members. Hans ten Cate joined the Executive Board on 1 September. His chief spheres of interest are the corporate market and the Group's credit risk management.
In the year under review, Wim van den Goorbergh, who is the Chief Financial Officer, was appointed Deputy Chairman. As from 1 February 2001, the membership of the Executive Board was extended, with Jac Verhaegen joining as its sixth member. He will focus on support to local banks via product development and ICT.

There were also a number of changes in the composition of the Board of Directors.
On 8 June 2000, the General Meeting of Rabobank Nederland appointed Jan Uit den Boogaard as a member, filling one of the vacancies that had arisen as a result of the retirement of Ad Latijnhouwers and Piet Moerland who, pursuant to provisions on the maximum membership period, were not eligible for reappointment. The other vacancy has not been filled yet. The Bank owes Ad Latijnhouwers and Piet Moerland a great debt of gratitude for the commitment and the efforts they contributed to Rabobank Group as members of the Board of Directors. Finally, Lense Koopmans and Paul Rutten, who had been serving on the Board of Directors as ordinary members, were appointed Deputy Chairman and Secretary, respectively, on 9 June 2000.

Rabobank Group is a co-operative organisation comprising 397 independent local Rabobanks. Together, these form the supra-local co-operative Rabobank Nederland, which in turn has various specialised subsidiaries. Rabobank Group is a market leader in almost all segments of the Dutch financial market. Management of the Group is based on three compasses: customer value, staff value and financial stability. The primary goal is to achieve customer value, with financial stability as a precondition. And we know we cannot succeed without motivated employees who are proud to be part of Rabobank Group. We have endeavoured to reflect this Group pride in the pictures used in this annual report.





Hans Smits,
Chairman of the Executive Board
of Rabobank Nederland

Wim Meijer,
Chairman of the Board of Directors
of Rabobank Nederland



MAIN EVENTS

Significant changes took place within the Rabobank Group organisation in 2000. They included the further definition of the co-operative mission, the agreement on the first Rabobank Collective Labour Agreement and the expansion of Rabobank Group.

After the earlier reformulation of Rabobank's co-operative mission, a start was made in May 2000 on a Member Value Programme. The issue of € 1 billion in Membership Certificates was the first step. The number of members increased by 40,000 in 2000 to 550,000.

• Rabobank Group acquired Effectenbank Stroeve in June 2000. Effectenbank Stroeve offers high quality investment advice to private clients and on its acquisition had € 1.5 billion in assets under management and in custody.

• At the end of May, Rabobank became the first bank in the Netherlands to conclude its own Collective Labour Agreement. The Rabobank agreement not only covers conditions of employment but also considers the maintenance of staff employability and improving the quality of work.

• Interpolis developed further as a provider of employment benefits. The acquisition of Commit Arbo and the alliance with Relan led to an expansion of its services. Local Rabobanks are now offering the first employment benefit service packages to business clients.

• After the slow and difficult progress made with the corporate and investment banking alliance between Rabobank International and DG Bank, it was decided in November 2000 to pull out of the venture. Rabobank Group will now pursue its European ambitions primarily through the further strengthening of its position on its home markets.

• Robeco Group was until recently a 50% interest of Rabobank Group. In August it was decided to acquire the outstanding 50% interest. This transaction has since been completed and Robeco Group is now a wholly-owned subsidiary of Rabobank Group.

• On the acquisition of Interpolis in 1990, the farmers' organisations retained their controlling rights in the company. In December 2000 Rabobank Group acquired those rights. Rabobank Group thus increased its ability to forge alliances between Interpolis and other parties.

FIVE YEARS IN FIGURES

	2000	1999	1998	1997	1996
Volume of services (in EUR millions)					
Total assets	**342,920**	281,218	249,718	194,222	152,068
Private sector lending	**179,137**	161,074	129,554	117,569	99,717
Funds entrusted	**146,705**	127,527	114,826	98,307	79,854
Assets managed [1]	**121,100**	106,900	83,600	54,400	12,500
Premium income, insurance	**3,417**	2,867	2,485	2,168	1,656
Financial position and solvency (in EUR millions)					
Reserves	**13,108**	11,867	10,381	9,708	8,791
Tier I capital	**14,653**	13,007	11,817	11,113	10,280
Tier I + Tier II capital	**15,093**	13,650	12,660	11,947	10,973
Total risk-weighted assets	**142,278**	129,801	114,445	107,163	96,095
Tier I ratio [2]	**10.3**	10.0	10.3	10.4	10.6
BIS ratio	**10.6**	10.5	11.1	11.1	11.3
Profit and loss account (in EUR millions)					
- Interest	**4,585**	4,499	3,781	3,542	3,212
- Commission and other income	**3,166**	2,307	2,051	1,738	1,163
Total income	**7,751**	6,806	5,832	5,280	4,375
Operating expenses	**5,459**	4,826	4,099	3,730	2,921
Value adjustments to receivables	**360**	350	340	254	381
Addition to the fund for general banking risks	**52**	100			
Operating profit before taxation	**1,880**	1,530	1,393	1,296	1,073
Taxation on operating profit	**507**	423	401	395	320
Third-party interests	**179**	87	56	36	12
Net profit	**1,194**	1,020	936	865	741
Ratios					
Return on reserves	**10.1%**	9.8%	9.6%	9.8%	9.3%
Income/operating expenses ratio	**1.42**	1.41	1.42	1.42	1.50
Other data (numbers of)					
Member Banks	**397**	424	445	481	510
Offices:					
- branches	**1,727**	1,795	1,797	1,823	1,854
- agencies	**548**	610	629	654	723
Cash dispensing machines	**2,676**	2,546	2,430	2,268	2,056
Foreign offices	**142**	147	150	112	87
Employees:					
- total number	**55,098**	53,147	49,465	44,667	40,275
- full-time equivalents	**49,711**	48,224	45,310	40,927	36,828
Members (x 1,000) [3]	**550**	510	515	525	535

1)
As a result of a change in definition, assets under management can no longer be compared with amounts disclosed in previous financial statements.

2)
Includes the open fund for general banking risks (FAR) as from 1997. The comparative figure for year-end 1996 has been restated.

3)
Due to a clean-up of the records the number of members in 1999 and previous years was reduced by 50,000.

General:
The figures relating to Group entitles will not always correspond with Rabobank Group totals due to consolidation effects.



PROFILE OF RABOBANK GROUP

Rabobank Group is a broad-based financial services provider founded on co-operative principles. The Group entities work together closely to offer clients the services and products they require and the best possible price/quality ratio.

Rabobank Group is a co-operative organisation consisting of 397 independent local Rabobanks. Together they form the supra-local co-operative organisation, Rabobank Nederland, which advises the banks and assists them with their services. Rabobank Nederland is also the *bankers' bank* for the Group.

The Group has specialised businesses engaged in asset management, insurance, leasing, private banking, equity participations and corporate and investment banking. These subsidiary companies provide financial advice and products to the local Rabobanks and their clients on the one hand and serve their own clients directly on the other.

Competence centres

Rabobank Group is actively responding to the growing demand from business clients and private individuals for a balanced package of financial services and products for payments, loans, savings, insurance, investments and credit. Specialised service providers within Rabobank Group work closely together and form a network of competence centres.

Strong market position

More than half the population of the Netherlands buy one or more products from Rabobank Group. In the Netherlands, Rabobank Group provides nearly all the financial products and services required by nine million private individuals and business clients. All Group units work on the principle of delivering customer value. In the Netherlands, Rabobank is the market leader for virtually all financial services.

Of all mortgage loans granted in the Netherlands in 2000, nearly a quarter were granted by Rabobank Group. About 40% of all private savings are entrusted to Rabobank Group, as is almost 40% of the capital held in investment funds. The Group executes one third of all payment transactions in the Netherlands.

While nearly 40% of all businesses bank with Rabobank Group, market share in the corporate market is lower. In the agricultural sector, where the organisation has its roots, Rabobank has a market share of 87%.

The Rabobank Group has been granted the highest credit ratings by all major rating agencies.

International network

To serve our clients in the international market, Rabobank Group has 142 branches in 38 countries outside the Netherlands.



More about Rabobank Group?
Go to: www.rabobankgroup.com

9 million customers

including 550,000 members

397 co-operative Rabobanks

local member banks with in total 1,727 branch offices


Rabobank Nederland
support to local member banks
Group Treasury
Rabobank Nederland Corporate Clients
Rabobank Nederland Securities Services
information and communication technology,
support services
Rabo Vastgoed
real estate project development
and project financing
Schretlen & Co/
Effectenbank Stroeve
domestic private banking
asset management
investment advice
Interpolis
insurance
pensions
employment benefits
Coöperatieve Centrale
Raiffeisen-Boerenleenbank BA
Robeco Groep
including Weiss, Peck & Greer
asset management
investment funds
De Lage Landen
leasing, trade finance,
vendor finance
International Private
Banking & Trust
international private banking
Gilde Investment
Management
venture capital
Rabobank
International
including Rabo Securities
corporate and investment bank



LINES FROM 2000 TO THE FUTURE

Strong growth in client demand for its services and products enabled Rabobank Group to expand its activities significantly in 2000. Volume growth reached double digits in almost all segments and financial results increased at a comparable rate. However, the income/operating expenses ratio still requires attention.

Rabobank Group's primary target is to achieve customer value. Many steps were taken during the year under review to improve service so as to enhance customer value. Examples include advances in co-operative banking, strengthening the fields of investments and employment benefits, enhancing market leadership in virtual banking and mortgages, progress in cost control and the introduction of Rabobank's first own Collective Labour Agreement. But there were also disappointments: no breakthrough was achieved in implementing the European strategy.

Enhancing market leadership

Rabobank Group is a clear market leader in the Dutch financial retail market for private individuals and small and medium-sized businesses. The initiative launched jointly with DG Bank for the formation of alliances and joint ventures with like-minded European partners was aimed at strengthening the retail power of the European co-operative financial world.

This initiative produced no breakthrough in the year under review, however. For the time being, Rabobank Group will continue to focus on strengthening its position in the Dutch domestic market and expanding its dominant position in the Dutch retail market. To achieve this, Rabobank Group will strengthen its position in the fields of insurances, pensions and employment benefits.

Actions in 2000 included the acquisition by Interpolis of Commit Arbo health and safety agency, further work on the joint venture with Van Spaendonck Group in the field of pension administrations and extending the co-operation with Relan (health and safety services, absenteeism insurance and pension management).

As a minimum, the existing market shares are to be maintained in sectors where Rabobank Group is the market leader, i.e. in savings, mortgages, small and medium-sized businesses, the agricultural sector and investment funds.

In order to achieve further growth in the Dutch retail market, there will be an increasing focus on product packages for clients, similar to Interpolis' existing All-in-One Policy. Thus, clients will be offered a broader product range and discounts to make purchasing attractive.

Growing as an investors' bank

During the year under review, Rabobank Group further strengthened its position as an investors' bank. At the end of June, Effectenbank Stroeve was added to Rabobank Group, enabling it to offer personal investment advice to high net-worth individuals.
Rabobank Group now has a complete range of investment services for all client types. Utilising research performed by Rabo Securities and Iris, local Rabobanks can provide their investor clients with expert advice on individual listed securities. Schretlen & Co, Rabobank Group's private bank, serves clients wishing to outsource their asset management while Effectenbank Stroeve best suits very active investors who prefer frequent sparring with an investment adviser but wish to stay at the helm themselves.

Employment benefits

Developing employment benefits is a spearhead in Rabobank Group's services.
This involves service and product packages aimed at taking a significant part of staff management off the hands of entrepreneurs and helping them to become attractive employers. To a far greater degree than in the past, the success of any enterprise depends on the way in which it treats its people. Employees are an enterprise's chief operating capital and should indeed be on its balance sheet. This view underpins the way in which Rabobank Group develops its services in the field of employment benefits.
Interpolis is the competence centre for this activity within the Group. The local Rabobanks offer the products and services developed by Interpolis. The existing services package will be expanded with postretirement employer and employee provisions and will focus on employees' private circumstances, such as childcare and saving for care leave.

Leader in the virtual realm

In the Dutch financial world, Rabobank Group is a leader in the virtual realm. It has been on-line since 1994 and as such has the country's longest e-finance history. Making use of the potential of the Internet however, involves more than offering a website where clients can purchase financial services. In order to reap the full benefits of the possibilities and efficiencies offered by e-commerce, the Internet will be integrated into all facets of the business.



Marc Cootjans, Rabobank Nederland

"Looking at the figures for our virtual bank gives me a feeling of pride. In only one year, we've grown over 50% to more than 1 million virtual clients. This makes www.rabobank.nl the largest virtual bank in the Netherlands by far. The success is partly thanks to the many product innovations on the site, such as Internet saving and tailor-made mortgage advice. But this amazing achievement is mainly due to the selling ability of the advisers at the local Rabobanks. We form an unbeatable combination of clicks and bricks."



Random Access Banking

Obviously, further broadening of the virtual Rabobank is a significant element of e-commerce within Rabobank Group. The popularity of virtual banking grew explosively during the year under review, with a significant contribution from the introduction in October of the Random Access Banking concept.
Under this concept, all services and products offered via the physical offices of the local Rabobanks are also made electronically accessible. Thus, clients have 'random access' to their Rabobank, 24 hours a day.
At the end of 2000, due to the contribution of Random Access Banking, more than 1 million Rabobank Group clients were regular virtual banking clients, compared with 700,000 at the end of 1999.

Personal advice to remain core activity

Random Access Banking is a response to clients' changing demands. Increasingly, clients wish to decide for themselves how to use financial services: at home, at work, at the bank's office, via the Internet, by fixed or mobile telephone. The expansion of virtual services does not mean that personal services via the office network are being pushed into the background. Personal, advisory banking remains a core activity, complemented and supported by the virtual channels.

European initiative not fruitless

The European initiative undertaken with DG Bank has in fact yielded some results, including the start of negotiations with other co-operative partners in Europe on co-operation on a project basis. During the year under review, this led to a joint venture agreement between Rabobank Group and ICCREA, the Italian co-operative banks' central bank. Under the agreement, Robeco Group is to sell its investment products via the local network of the Italian co-operative banks and, in a second phase, will acquire Aureo Gestioni, ICCREA's asset manager. Talks were started with German co-operative partners including DG Bank on the development of joint activities in the field of payment transactions.

Preparing for the introduction of euro notes and coins

1 January 2002 will see the introduction of euro notes and coins. The introduction of the euro is one of the biggest monetary operations in history and, obviously, will have a great impact on financial services. All products and services need to be adjusted and for that reason, Rabobank Group has been preparing for this event for years. As a result, a large part of the adjustments for the clients will take place automatically. In the year under review, Rabobank already expressed amounts on bank statements both in guilders and in euros. Transfer accounts will be converted to euros automatically at the end of 2001. As from 1 January 2002, cash dispensing machines will issue euros only and charge points for electronic purses will credit euros only. Together with the organisations in the National Forum for the Introduction of the Euro, the 'old' money will be exchanged for euros during the first month of 2002.
Rabobank's activities are aimed at providing the best possible support and information to its clients.

Cost control remains a priority

The sustained ability to realise our customer value target requires extra cost control efforts and efficient ways of working. In 1999, a policy was implemented to achieve significant relative cost reductions in all units. The first benefits from this initiative were reaped in the year under review. Partly as a result of the Progress efficiency project, the growth of the number of staff in the local Rabobanks declined. Progress aims to achieve greater business efficiency in the local Rabobanks, partly by centralising administrative business processes.

Rabobank's first own Collective Labour Agreement

An important event in the year under review was the agreement reached with the labour unions on the first Rabobank Collective Labour Agreement. A Collective Labour Agreement for its own staff dovetails more closely with Rabobank Group's ambitions.

Random Access Banking

One million virtual clients

The introduction of Random Access Banking means all services provided by the bricks-and-mortar branch network are also accessible electronically. Clients can therefore get to their bank at random, 7 days a week, 24 hours a day.

Three policy aspects played a part in the realisation of this Collective Labour Agreement: customised service, employability and the quality of work.

More and more committed members

In the context of innovating co-operative banking, the starting signal was given in the year under review for actions by which the local Rabobanks are to recruit more and more committed members. The target is approximately 1.2 million members by 2003.
The first action involved the issue in 2000 of Membership Certificates, which enabled the local banks to strengthen ties with members and, at the same time, resulted in an increase in group equity for Rabobank Group.
Meanwhile, recruitment of members has shifted to a higher gear with the introduction in early 2001 of a Member Value Programme and the issue of 'U', a bimonthly members' magazine to inform clients about the advantages of membership.

Code of conduct on genetic modification

Another important event was the creation of Rabobank's own code of conduct on genetic modification. The publication of this code attracted attention from far across the borders as an example of socially responsible entrepreneurship. To Rabobank Group, the code of conduct is a global guiding principle in funding decisions involving genetic modification.
The code of conduct was created in consultation with external experts and stipulates the following:

- **no** involvement in funding genetic modification of human beings;
- **no** involvement in genetic modification of animals, **unless** the risks are scientifically acceptable and there is a broad social basis;
- **possible** involvement in the genetic modification of plants, **provided that** the social basis is sufficiently broad and the risks are scientifically acceptable.

@ More about the code of conduct on genetic modification? www.rabobank.com/press



CUSTOMER VALUE

Rabobank Group's principal goal is to create customer value. Customer value is the value a client attaches to the services provided by the Group. Clients must feel that Rabobank Group is acting primarily in their interests.

Rabobank Group accounts for its activities not only in financial terms but also in customer value terms. To enhance customer value, a special survey instrument was developed during the year: the customer value monitor.

Customer survey

Continuous telephone surveys among the customers of the local Rabobanks, Robeco Group, De Lage Landen and Interpolis determine the value that customers attach to the entities that make up Rabobank Group. A series of indicators are measured, including perceived quality, customer satisfaction, loyalty and the extent to which customers feel that their needs and wishes come first rather than the Group's financial interests.

The results

In the autumn of 2000, the Centrum voor Marketing Analyses, an independent research agency based in Amsterdam, carried out an initial survey of 1,200 clients. Two hundred clients were surveyed in each target group in order to gain a representative assessment for each Group entity (see table).

The following scores were given for the most important indicators of customer value.

Score 2000			Private			Business
Primary customers	Local Rabobanks	Interpolis	Robeco Group	Local Rabobanks	Interpolis	De Lage Landen
Quality						
- Service quality	7.3	7.5	7.9	7.3	7.3	7.4
- Product quality	7.5	7.6	7.5	7.3	7.4	7.5
Customer satisfaction	7.5	7.5	7.7	7.2	7.3	7.4
Percentage of very loyal customers	80	78	88	78	69	78
Percentage of customers that feel their needs and wishes come first rather than the Group's financial interests	65	51	48	45	38	35

Source: Customer value monitor, carried out by Centrum voor Marketing Analyses, Amsterdam (November 2000)

The figures show that most clients are satisfied with the service they receive from these Rabobank Group entities. This is expressed in the large number of loyal customers. Nevertheless, too few clients feel that the Group lives up to its guiding principle that the client should always be at the heart of the services.

Internal and external benchmarking

By means of *internal* benchmarking, comparing the Group entities' results with each other, lessons can be learned from each other's performance and methods in order to increase perceived customer value even further. In 2001 the survey will be augmented with an *external* benchmark. The Group entities' scores can then be compared with their competitors' scores as well as with each other's. Rabobank Group's customer value targets are formulated on the basis of both the internal and the external benchmark.

Management information

Rabobank Group is managed on the basis of both financial and non-financial performance indicators. Its performance in one area should therefore be judged in relation to that in all other relevant areas. In view of Rabobank Group's primary focus on client interests, a great deal of importance is attached to customer value. To measure this performance, the Group must constantly be aware of its clients' opinions. As part of the customer value monitor, clients are interviewed by telephone throughout the year. Changes in perceived customer value are therefore detected quickly so that the services can be adapted. About 7,000 interviews will be held in 2001.

Complaints management

Creating customer value entails more than just satisfying our clients' needs; it also embraces learning from dissatisfied clients. Rabobank Group wants to continue delivering customer value even when a client is less than satisfied about a certain aspect of the service. Maintaining a good relationship with the client comes first. A complaint is also a valuable signal from the client that enables the organisation to further improve the match between service





Rob van der Leij, Rabobank Kromme Rijn

"We use three guidance systems to steer the new quality model: key figures, staff and clients. From intensive discussions involving our staff, we've defined the goals and performance indicators for each system.

If we veer off target, we raise this with our staff. We also bring it up at meetings with our members in contact teams and advisory committees. It is this dialogue with our staff and members that I find so valuable, because it genuinely helps to improve our services."

standards and client wishes. Complaints management had high priority within Rabobank Group in 2000.

Centralised settlement

If a client is not satisfied with the solution offered by the local Rabobank the matter can be put to the central Complaints Service of Rabobank Nederland. This second-line complaints settlement department received 1,652 (1,437) complaints last year. The increase in comparison with 1999 was due in part to the open complaints policy. The table details the types of complaint received by the Complaints Service of Rabobank Nederland in 2000. The figures show that in comparison with 1999 the number of complaints about discourtesy and policy matters was higher relative to the percentage of complaints about products. The increase in the number of securities complaints is related to a procedural agreement under which certain securities complaints are routed directly to the Complaints Service.

Integrated Complaints Management project

An Integrated Complaints Management project was started in 2000. The goal is to streamline complaints management further and to gain more insight into the overall nature of the complaints made to Rabobank Group. The initial analysis produced the above information and clearly shows that significant improvements can still be made. The spearheads of the next phase will be to set up an effective infrastructure to settle complaints and to embed the importance of complaints in the organisation.

Breakdown of complaints

Rabobank Nederland's Complaints Service recorded the following complaints in 2000:

Nature of complaint	2000	1999
Funds transfers	44%	47%
General *(policy, negligence, discourtesy)*	25%	19%
Securities	13%	8%
Mortgages	5%	9%
Loans	4%	5%
Cancelling accounts/ calling security	3%	5%
Savings	3%	3%
Insurance	2%	3%
Other	1%	1%
Total	100%	100%



MEMBERSHIP POLICY

Rabobank Group is distinct in the Dutch financial sector in that it is led primarily by its customers. At the local Rabobanks this takes the form of membership. By becoming members of these local financial co-operatives, clients can influence and control the services their banks provide.

To fulfil the local co-operative function effectively, it is a matter of policy to have the local Rabobanks attract more and more committed members.

Target of 1.2 million members

Membership of a local Rabobank is offered to customers that maintain a significant relationship with their bank. There was a notable increase in this category of client in 2000. Customers that have a significant relationship with Rabobank are those who regard Rabobank as their principal bank and who have Rabobank fulfil a large proportion of their financial needs. This currently accounts for more than 40% of clients who buy more than one product from Rabobank.

The foundations were laid during the year for an active recruitment campaign that should result in 1.2 million members. The target is that at least one third of the members make active use of the facilities to influence and exercise control: at the General Meeting, via the Internet, in a contact team or otherwise. More members showing greater involvement and participation should result in higher customer satisfaction and loyalty.

Member Value Programme

To realise these goals, a distinctive Member Value Programme has been developed offering both tangible and intangible benefits. The programme is flexible so that it can respond quickly to the members' changing needs and wishes.

Building blocks of the Member Value Programme

- Information on the Member Value Programme is provided in the members' magazine 'U'. The magazine appears six times a year and an Internet version is available.
- Members can rely on the bank's social commitment to initiatives that promote the positive development of the human and natural environment (people and planet). The bank can provide manpower, time, facilities, office space, access to its network and financial resources.
- Members are offered intangible benefits in the form of seminars, workshops, market studies, events, networking activities, database marketing and the like.
- Members have access to specific members-only products. During the year, the membership policy produced its first concrete result with the introduction of Rabobank Membership Certificates. The successful issue and the first new recruitment activities led to the registration of 40,000 new members. Further studies are being made of the feasibility of other members-only products. Products that complement the financial services and that members consider to be relevant and valuable will be sought in

the forthcoming period. In this respect it will also be considered whether special attention should be paid to certain sectors of society.

• Members are offered material benefits of both a banking and a non-banking nature. Banking benefits include discounts on new products and special travel offers via the Rabobank members' site. Non-banking benefits are special offers on sponsored activities, tickets to shows that are expected to sell out quickly, reduced-price tickets to events, discounts on branded goods and discounts on visits to trade fairs, cinemas and attraction parks.

@ More about the co-operative?
Go to: www.rabobankgroup.com/co-operative

Influence of the members

Rabobank's principal goal is to create customer value. Members can influence this through:

• The local Rabobank's policies, such as those on local mergers and target groups.
• The quality of the services in general, for example opening times, courtesy, branch network, design and product range.
• The quality of individual services, for example staff expertise in advisory talks, complaints settlement, speed of response, ability to help in important situations, clarity of mortgage proposals and the like.
• The social projects and target groups supported by the bank.
• The appropriation of parts of the profit.
• The election and dismissal of directors and supervisors.

Members can therefore influence banking issues - the quality of the service - and control co-operative issues such as mergers between local banks, board elections and support for social projects.


Chris Fluri, Rabobank Bernheze
"Clients often find it an honour if I invite them to become a member of Rabobank. I look at membership that way as well, an expression of mutual respect and interest. I see the relationship between bank and client growing firmer and the involvement becoming even more extensive. That in turn makes my job more enjoyable."



Of and for clients

Members have a say in policymaking

Rabobank invites its clients to become members of their local banks. Members have a say in Rabobank's policy and make known the wishes of the local community. In this way, Rabobank provides optimum local banking.



LOCAL BANKING

Growth was achieved in all areas of the local Rabobanks' banking operations in 2000. The local banks strengthened their market leadership in the Netherlands in such key segments as the savings market and the mortgage market.

Lending by the local Rabobanks grew by 12% in 2000 to € 122.0 (109.4) billion. Lending to private clients was 13% higher than in 1999 and lending to business clients 9% higher. In savings, Rabobank Group remained the clear market leader.

PRIVATE CLIENTS

Growth in lending: 13%

Lending to private individuals increased by € 8.8 billion in 2000 to € 77.3 billion. This 13% increase was higher than the 12% average realised for the 1990s but was lower than the growth rate achieved in the years immediately preceding 2000. This was due chiefly to the weaker housing market. This development led to more limited growth in the amount granted in mortgage loans.

Fewer mortgage loans

In 2000, 24% fewer mortgage loans were entered in the land registry than in 1999. In 1999, 620,000 mortgage loans had been registered, but the number fell to 470,000 in 2000. The fall was cushioned to some extent by an increase in the value of the average mortgage loan.

The main causes of this decline in mortgage loans granted were:

- the increase in mortgage interest rates in line with developments on the money and capital markets;
- the fall in the number of house sales owing to the decrease in the number of people trading up.

Growth in lending to private individuals


20%
15%
10%
5%
0%
1996
1997
1998
1999
2000
Growth in lending to private individuals
Average growth rate in the 1990s

Higher market share in mortgage loans

Rabobank consolidated its market leadership in mortgage loans in 2000. Market share declined during the year, falling to 22% by the autumn; in response, a special mortgage campaign was launched. This autumn campaign involved a largely structural reduction in interest rates for investment-based and savings-based endowment mortgages and increased the transparency of the mortgage market. Boosted by the autumn campaign, market share increased in December by 3 percentage points to 25%.

Mortgage of the year

The mortgage loans offered by Rabobank not only carry low interest rates but are also high quality products. Its Flexible Investment-based Mortgage, for example, was proclaimed Mortgage of the Year by the professional jury of the Institute for International Research. The Flexible Investment-based Mortgage allows the client to decide how the premiums are invested with a view to repaying the mortgage in full at the end of the term.

Certified mortgage advisers

Rabobank is known not only for the high quality of its mortgage loans offered at low interest rates but also for the high quality of its mortgage advisers. Of the 1,200 mortgage advisers who work at Rabobank, about 1,000 are certified with the independent Mortgage Advisers Accreditation Foundation. The other 200 are prospective mortgage advisers who are still in training.

BUSINESS CLIENTS

Lending by local Rabobanks to business clients increased by € 3.8 billion in 2000 to € 44.7 billion, an increase of 9%. Business loans are granted to the trade, industry and services sector and to the agricultural sector.

Lending to the trade, industry and services sector

Virtually all the growth in business lending was attributable to the trade, industry and services sector. Lending to this sector rose by € 3.4 billion to € 29.2 billion, an increase of 13%. The growth was generated chiefly by demand from trade and commercial services.

Market share in trade, industry and services more or less constant

Of the enterprises in the trade, industry and services sector with up to ten employees, nearly 40% bank with Rabobank. Of the enterprises with ten or more employees, the figure is 34%.

Business start-ups

A survey carried out by the Netherlands Institute for Public Opinion and Market Research in mid-2000 found that Rabobank was the leader in the rapidly expanding business start-up market. About 44% of all new businesses have a bank account with Rabobank and 37% of them regard Rabobank as their principal bank. Rabobank also scores better than average for customer satisfaction. An important instrument on the start-up market is the Rabobank Guarantee Fund, which provides security for risk-bearing subordinated 'Incentive Loans'. This product, aimed at start-ups and restarts, is more flexible and has fewer conditions attaching to it than the current 'Aunt Agaath' government-backed loan scheme. The 'Incentive Loan' provides entrepreneurs who have good plans but few resources with the venture capital they need to set up or expand their businesses.



Sieto Wisselink, Rabobank Nijmegen

"Our department Home & Mortgage Advice already had plenty of work, but since the autumn drive for business began, we've been completely snowed under. The national advertising campaign ensures that Rabobank gets lots of exposure. That's important, especially in a place like Nijmegen, where the competition is fierce. The campaign brings potential clients into the bank for an initial discussion. Then it's up to me to give them proper information and offer them the right mortgage product. The discussions haven't changed since the start of the campaign, but it's certainly good to be able to offer such a low rate of interest."



Chris Robbemond, Rabobank Midden-Westland

"A client of our bank planning to expand abroad means a lot of work for me, but work I do with pleasure. It's satisfying to be able to introduce him to our local network of business associates. In this way, the client can reach growers, for example, who've gone the route, as well as building consultants and accountants. And our colleagues at Rabobank's Dutch Desk in Madrid are happy to share their experience.

To finance a foreign establishment, you have to find creative solutions. Often you can't obtain a mortgage and have hardly any reference figures to go by. So it gives me a kick when I can put all the financing in place."



SME: an important target group

Rabobank further strengthened its already strong position among small and medium-sized enterprises in 2000. The number of SME clients rose by 7% to 338,000. The strongest increase occurred among commercial service providers. This sector is characterised by the relatively high number of business start-ups, amongst whom Rabobank is well represented.

During the year a great deal of effort was invested in helping the SME sector overcome practical issues. In the years ahead, for example, many businesses will change owner. Rabobank acts as a pro-active adviser in this process. Another theme is internationalisation. Despite the greater access to international markets, the SME sector's share of foreign trade flows is too small and its reliance on the domestic market too great. Rabobank will concentrate in the years ahead on helping entrepreneurs overcome their reliance on the domestic market. To this end, new services were offered in 2000 under the name Rabobank International Cash Management.

Lending to the agricultural sector

Lending to the agricultural sector increased by 3% in 2000. At the end of the year € 15.4 (15.0) billion had been lent. In previous years, the purchase of land, at rising prices, in combination with the purchase of quotas had triggered a sharp increase in lending activity. This trend now seems to have come to an end. Lending to the horticultural sector was also flat following the investment in new horticultural regions in recent years.

Agricultural market share: 87%

The agricultural sector has traditionally been one of the mainstays of Rabobank Group. Market research carried out in 2000 found that 87% of the farmers and horticulturalists in the Netherlands considered Rabobank to be their principal bank.

Changing agricultural environment

The playing field in the agricultural sector is changing rapidly. In addition to the now well-established issues of scale of operations, land-use planning, the environment and agriculture's place in society, food safety featured very prominently on the agenda last year. The development of the Internet also needs attention and large businesses in particular are showing a great deal of interest in foreign investments.

Professionalisation of agricultural advisers

With a view to these rapid changes, Rabobank Group has decided to strengthen its position as a modern agricultural knowledge bank. This was put into practice during the year through further professionalisation of the agricultural advisers. In addition to providing extra information and knowledge development activities, knowledge networks were set up and supra-local teams of business advisers were formed. Special attention was paid to business acquisition, business termination and internationalisation.

SAVINGS

With 40% of the market, Rabobank Group is the leader in the Dutch savings market. Of the total savings in the Netherlands, 36% are held with local Rabobanks and 4% with Roparco, the savings arm of Robeco Group.

Rabo Internet Savings

The local Rabobanks offer their clients several flexible savings options. Clients have been able to save through the branch network using the Rabo Return Account and electronically using Rabo Telesavings for many years. Since October 2000 they have also been able to save using Rabo Internet Savings (www.rabobank.nl). Clients greatly appreciate this option. At the end of December more than 70,000 clients had opened Internet savings accounts. In the closing months of the year, € 1 billion had been deposited in savings. This is nearly 2% of the total balance held on all savings accounts with local Rabobanks.

Breakdown of savings


100%
80%
60%
40%
20%
0%
1998
1999
2000
Rabo Return Account
Rabo Telesavings
Rabo Internet Savings





Peter Segers, Rabobank Large Corporates

"The collaboration with the advisers at the local Rabobanks is successful. Jointly, we can offer clients the best services at our disposal: a combination of local banking expertise and centralised sector specialisation. Our growing share of the large corporates market proves our clients value this interaction."

PAYMENTS

Rabobank performs about one third of all payment transactions in the Netherlands. Half of all payments are now settled electronically.

578,000 clients using Rabo Total Package

The number of clients with a Rabo Total Package increased by 138,000 (31%) in 2000. Some 578,000 clients now use the Rabo Total Package. The Rabo Total Package provides clients with a personalised selection of modern savings and payment facilities, including a Eurocard with electronic purse, a tele/Internet savings account, Rabophone, telebanking and, on request, annual travel insurance.

Growth in electronic payments

The explosive growth in electronic payments continued in 2000. Transactions conducted over the Internet and by telephone rose by about 40%. Automated point-of-sale transactions increased by 20%. This increase was achieved at the expense of traditional payment methods. Cheques are on the point of disappearing. Both Eurocheques and traditional cheques will be withdrawn in the near future. These payment forms were further phased out during the year, with a decline from 4.7 million transactions in 1999 to 2.3 million in 2000, a fall of more than 50%.

The Chipknip electronic purse is beginning to win ground; the ability to make electronic payments in car parks in major cities increased the number of times the electronic purses were credited. It is thought that a variety of applications (vending machines, public transport) will make the Chipknip a belated success.



More about banking?
Go to: www.rabobank.nl

Rabobank Nederland Corporate Clients

Rabobank Group has set itself the goal of substantially improving its position on the large corporate market in the Netherlands. To this end the Rabobank Nederland Corporate Clients concept was introduced in January 2000. It concentrates on large enterprises, public authorities, institutions and foundations in the Netherlands (> 20 employees and > € 9 million turnover) whose activities require a wide range of financial products and services. Rabobank Nederland Corporate Clients' sector specialists and regional teams work closely with the local banks. At the end of 2000, ten regional teams were operational. By the first quarter of 2001 their number had increased to 15, creating a national network of central, regional and local know-how. Clients can therefore count on a permanent and convenient specialised Allfinanz service. The success of this service concept is reflected in the growing number of clients in the large corporate market that are doing business with Rabobank Group.

Rabo Vastgoed

Rabo Vastgoed is Rabobank Group's project financier and real estate developer. In close co-operation with local Rabobanks, it grants risk capital to finance real estate projects, particularly in the housing market. The local banks provide Rabo Vastgoed with detailed knowledge of their local markets. Rabo Vastgoed enables the local banks to contact and win new clients at an early stage. Its order book rose in 2000 to € 2.4 billion. At the end of the year it had 132 projects in its portfolio.



INTERNATIONAL BANKING

Rabobank International is Rabobank Group's international corporate and investment bank. It concentrates specifically on food & agribusiness and the telecom, media and Internet sector. Rabobank International's activities range from merger and acquisition advisory to equity transactions, lending arrangements and structured financing.

Thanks to the efficiency measures introduced at Rabobank International in 1999, Rabobank Group's international activities were back on track again in 2000. The reorganisations, particularly in London and Utrecht, had the desired effect. Results were considerably higher than in the previous year. Solid foundations have therefore been laid for the further development of Rabobank International.

A policy is now being put in place to strengthen the present position. The international branch network, currently comprising 119 branches in 31 countries, is being aligned to the needs and wishes in the niche markets in which Rabobank International operates.

Growth of activities

The decision not to proceed with the proposed merger with the international arm of DG Bank did not affect Rabobank International's performance. The volume of its activities and income increased significantly during the year.



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"Last year's syndicated deal was challenging for Rabobankers in London and New York. Our customer, a British company, is a major player in the sugar, molasses and cocoa markets. To finalise a new Group structure, we arranged to guarantee - or front - a large Commercial Paper program in the US. Our AAA-rating again added great value to the transaction. In a matter of weeks, our London syndication group had sold participations to over 20 first class banks. It was not an easy deal to complete or document but it certainly proved the bank's ability to deliver on product."

There was a sharp increase in structured finance activities; these are tailor-made financing arrangements in which Rabobank International has been highly successful for many years. These activities made a significant contribution to the result.

The volume of loans granted by Rabobank International increased by 14% in 2000 to € 45.0 (39.6) billion. Income from lending operations was sharply higher than in 1999.

Rabo Securities, Rabobank International's specialised equity arm, introduced a series of innovative investment products and was again an important syndicate member in a large number of equity transactions.

Gains on several participating interests during the year also made a significant contribution to the result.

Rabobank International's operating profit advanced by € 124 million to € 428 million, an increase of 41%.

Gilde Investment Management

Gilde Investment Management provides venture capital to businesses. Specialised funds (including Gilde IT, Gilde Buy Out and Gilde Participations) that are open to third parties provide venture capital for investment in new companies. These funds are managed by Gilde Investment Management. The shares in the companies are sold to realise the investments when the time is right. Even though several participating interests were sold in the past year, Gilde Investment Management's investment portfolio increased by € 198 million (40%) to € 693 million.

Rabobank International: the knowledge bank

Knowledge is a key factor in Rabobank International's strategy. The bank wishes to provide its niche clients with the most appropriate services by combining its thorough understanding of their international market conditions with its equally thorough expertise in financial services and products. This combination creates added value for the client. This approach has led to Rabobank International being the preferred specialist in the international food & agribusiness sector and in the telecom, media and Internet sector.

During the year, authoritative studies were published concerning a variety of food and agricultural sectors, including the studies 'Global Food Ingredients Industry' and the 'Global Sugar and Starch Sweeteners Market'. Congresses are another means to share knowledge with clients. Rabobank International organises annual international congresses on specific food and agricultural topics that are attended by the international sector leaders. The event of the year in this context was the Global Sugar and Starch Sweeteners Conference 2000 held in Barcelona.



More about international banking?
Go to: www.rabobank.com



INVESTMENT

The volume of assets managed and held in custody for clients by Rabobank Group increased by 13% to € 121 billion in 2000. A record number of 3.1 million investment orders were transacted for clients of the local Rabobanks. More than a quarter of these orders were placed over the Internet.

Robeco Group is the asset management centre within Rabobank Group. Schretlen & Co is the competence centre for private banking in the Netherlands and International Private Banking & Trust is the competence centre for international private banking. Effectenbank Stroeve, acquired in June, is the Group's competence centre for investment advice.

Robeco Group

Robeco Group manages a large number of investment funds. The Robeco funds serve the needs of both private and institutional investors. Private clients can use Robeco's investment products through a variety of distribution channels. The principal ones are the local Rabobanks and the direct Robeco Advice channel. Products are distributed to institutional clients through the institutional channels of Robeco and Weiss, Peck & Greer.

Robeco Group's largest funds are Robeco and Rorento. With € 10.0 billion under management, the Robeco fund is one of the largest public investment funds in Europe. The Robeco Group funds rank among the top performers in the market. The Robeco fund, for example, realised an average annual return in the past three years of 24.7%, whereas the benchmark (MSCI World) achieved just 16.4%.

Robeco Group again introduced a number of new investment funds in the past year. One of the most successful was the RG Non Stop Click Fund Euroland (NSCF). This is a click fund with an open-ended term and an unlimited number of clicks. Investors can join or leave the NSCF every month. The NSCF is meeting a definite need among investors. The fund was introduced in March and had grown to € 433 million by the end of December.

The volume of assets managed and held in custody by Robeco Group increased by € 8.8 billion (9%) in 2000 to € 109.7 billion. Assets managed for institutional investors amounted to € 67.3 billion. Assets managed for private clients amounted to € 42.4 billion.

Young Dynamic Fund

Many young people have their own income and are willing to save and invest. Robeco Group's Young Dynamic Fund meets their needs. It is an investment fund that places the participants' capital in global equities. The fund is aimed primarily at young people who want to learn the ins and outs of investment while earning an attractive return. To achieve this, the Young Dynamic Fund invests in companies that are known to young people and have good profit

1) Owing to changes in definitions, the amounts of assets managed and held in custody by Robeco Group (and thus by Rabobank Group) stated here are not comparable with those stated in previous annual reports.



Capital growth

An increase in activities

High net-worth individuals increasingly seek advice from Rabobank Group. Apart from the services provided by the local Rabobanks, they can also benefit from the knowledge in the specialist entities. Robeco Group is the centre for asset management. Schretlen & Co is the private bank for clients in the Netherlands. Effectenbank Stroeve provides high-quality investment advice. International Private Banking & Trust manages the assets of private clients outside the Netherlands.





"The interaction with our investors in the Young Dynamic Fund, a good part of them young, is unique. At the special Internet site, www.youngdynamic.nl - an extremely popular venue - they pass on investment tips as well as raise questions. The result is that we make a substantial number of investments based on these tips. There's also a lot of interest in the company visits we organise. It's fun, of course, to be let loose in a sweet factory, but the accompanying case study is also a mouthwatering experience. I find it extremely satisfying that we can really learn together how to invest, without, moreover, losing sight of the need to perform well."

prospects. The Young Dynamic Fund is now two years old and has been very successful. At the end of 2000, about 45,000 shareholders had invested in the fund. The Internet site (www.youngdynamic.nl) provides young investors not only with information on the fund but also more general investment information of interest to young people.

Response to the new tax regime

The year 2000 was one of preparation for the introduction of the new tax regime in the Netherlands on 1 January 2001. The new legislation would make Robeco Group's interest growth funds less attractive to its clients. Two funds to be affected were the interest growth funds RG Florente Fund and RG Euro Obligatie GroeiFund (bonds). Robeco Group responded during the year by merging various funds and convert-ing them into zero-rated investment institutions. The RG Florente Fund and the RG Nettorente Fund, for example, were merged with the RG Divirente Fund. The conversion to zero-rated investment institutions means they will remain attractive to investors.

Complete acquisition of Robeco Group

In February 1997, Rabobank Group acquired a 50% interest in Robeco Group. At the time, it also obtained the right to buy the remaining 50% in February 2001. Robeco Group has been very successful. In the past three years, assets managed or held in custody have nearly tripled. It was therefore decided in August last year to acquire the remaining 50% interest. This transaction was effected in February 2001, with Robeco Group becoming a wholly-owned subsidiary of Rabobank Group.

Co-operation between Robeco and ICCREA

In July 2000, Robeco Group started working with ICCREA, the holding company of the Italian co-operative banks operating under the Credito Cooperativo name. Credito Cooperativo's 580 local banks together serve about 4 million clients. In the first phase of the alliance, Robeco products are being sold on the Italian market. The co-operation represents an important step forward on the European market. Italy is in the top three of the European investment funds market. The second phase will be directed at the full integration of Aureo Gestioni, ICCREA's asset manager, into Robeco Group.

Rapid investment growth at local banks

Clients of the local Rabobanks are becoming more active investors. In 2000, the local Rabobanks carried out a record number of 3.1 million securities and options orders for their clients. This is 40% more than the 2.2 million orders transacted in 1999 and 16% higher than the previous record of 2.6 million orders in 1998. The sharp increase in the number of investment orders is the outcome of both the growing investment activity of clients and the growing number of clients who are investing. The number of Rabobank's investment clients increased during the year by 91,000 (19%) to 573,000.

Assets managed and held in custody for clients of the local banks increased by 15% to € 35.1 (30.5) billion. Almost all this increase was attributable to the inflow of new capital.

Investment over the Internet

The local Rabobanks offer their clients three means to place investment orders: through the investment advisers of the local banks, over the Rabo Order Line (telephone) and over the Internet (www.rabobank.nl).

Breakdown of investment orders by channel


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
December 1998
December 1999
December 2000
Advice
Rabo Order Line
Internet

Schretlen & Co

Schretlen & Co is Rabobank Group's private bank for high net-worth individuals in the Netherlands. Its activities complement the services offered by the local banks. Schretlen & Co's core activities are asset planning and asset management for private individuals with € 500,000 freely available for investment. In addition, Schretlen & Co serves small and medium-sized institutional investors. During the year it opened new offices in Apeldoorn, Heerenveen and Rotterdam, putting into practice its policy of being close to its clients and to the local Rabobanks and strengthening the personal nature of its services. A new office will also be opened in Maastricht. Assets managed and held in custody by Schretlen & Co increased by 10% in 2000 to € 4.9 billion.

Effectenbank Stroeve

Effectenbank Stroeve was acquired in June 2000. It offers sophisticated investment advice to private individuals with at least € 150,000 freely available for investment. At the same time Effectenbank Stroeve is Rabobank Group's competence centre for independent asset managers (brokerage). Assets managed or held in custody by Effectenbank Stroeve at the end of the year amounted to € 1.6 billion.

International Private Banking & Trust

International Private Banking & Trust manages the foreign assets of private clients. This wholly-owned subsidiary of Rabobank Nederland has branches in Switzerland, Luxembourg, Guernsey, Singapore, Hong Kong and elsewhere. The volume of assets managed and held in custody increased by € 0.2 billion to € 11.7 billion at the end of 2000. About a third was invested in Robeco Group funds.

Investment over the Internet is growing in popularity. In the past year, the number of clients placing investment orders over the Internet tripled to more than 691,000. In December 2000, 27% of all orders were placed over the Internet, 24% through the Rabo Order Line and 49% through the advisory channel. The rise of the Internet has been very rapid. Just three years ago, Rabobank was the first bank in the Netherlands to enable Internet investment orders.

New investment service: Traders Online

For its very active investment clients, Rabobank introduced a new Internet investment service in July. Traders Online is an extension of www.rabobank.nl, offering, amongst other things, short-term tips, notices of profit revisions, stock market news and a platform to debate daily propositions. The securities service was also expanded to include a message service that provides investors with investment news, share prices and research by e-mail or SMS.

New rules on securities services

Rabobank has had several bad experiences in the past relating to its securities services. It has taken the lessons to heart. A new risk management tool, for example, was brought into operation in 2000: the General Approval Rules for Securities Services. Under the rules, a clear risk profile is drawn up for every investor. The profile is based on an analysis of the investment horizon, the required return and the investor's loss acceptance limit. The resultant profile may range from very defensive to speculative.
It indicates the limits for proposed investment transactions. If a transaction does not match the client's risk profile, it is not carried out. This applies to investment orders placed through the local Rabobanks' investment advisers, the Rabo Order Line and the Internet. The risk profile may be adjusted, but only after careful consultation.



More about investments? Go to: www.robeco.com and www.raboprivatebanking.com





Kees van Bergeijk, Schretlen & Co, Waalre

"It was a good decision to open decentralised branches of Schretlen. We're now closer to our clients and the local banks. That way you can take local conditions better into account for the services you offer. In addition, the long-term collaboration with the local bank results in high-quality synergy. They know the clients well and know what they want in terms of services. In this way we can create a good match between asset planner, private banker and client. It's precisely this personal touch that is so important in our business."



INSURANCE

2000 was a good year for Rabobank Group's insurance business. Premium income rose by 19% to € 3.4 billion. Operating profit increased by 26% to € 206 million. Interpolis introduced its first service packages in the field of employment benefits.

In 2000, Interpolis continued its growth of previous years in both life and non-life operations. It acquired Commit Arbo and intensified its co-operation with Relan, enabling Interpolis to expand its employment benefits activities.

Premium income up 19%

In 2000, premium income from non-life insurance operations rose by 9% to € 1.0 (0.9) billion. Boosted by the new taxation system, premium income from the life insurance business increased by 24% to € 2.4 (2.0) billion. Clients anticipated the new tax regime by taking out annuities and single premiums before the end of 2000. Interpolis achieved total insurance premium income of € 3.4 (2.9) billion.

Co-operative profit sharing

As a co-operative insurance company, Interpolis lets its clients share in good operating results. For 2000, Interpolis returned co-operative profit shares of € 98 million, with the life insurance business repaying € 84 million to collective pension clients and the non-life insurance business repaying € 14 million to clients in the agriculture business.

Operating income up 26%

After repayment of these profit shares, Interpolis' operating income amounted to € 206 (164) million, 26% higher than in 1999.

Leader in the annuities market

In the year under review, Interpolis wrote new annuity insurance for an amount of € 545 million. Interpolis thus maintained its position as the clear market leader in annuities. Income from annuities was 55% higher than in 1999.

Expansion in employment benefits

Rabobank Group is aiming for a strong position in employment benefits. There is increasing demand from businesses for flexible and individualised terms of employment, modern absenteeism management on the shop floor and administrative convenience. Interpolis is the competence centre for employment benefits within Rabobank Group.

In 2000, Interpolis took important steps towards further expansion of its employment benefits expertise. One of these was the acquisition of Commit Arbo, one of the biggest health and safety agencies in the Netherlands, with more than 700 staff serving approximately 40,000 enterprises. The co-operation with Relan (health and safety, absenteeism insurance and pension management) likewise ties in with this strategy.

1) Figures for 1999 have also been adjusted for the change in accounting policies implemented in 2000 concerning the determination of income on the basis of shares and property.













Employment and health

Programme to solve the problem of absenteeism due to illness

Interpolis developed the Work and Health package, which provides the entrepreneur with all the services needed for the effective management of absenteeism due to illness. These vary from arranging for healthcare to concluding contracts with a health and safety service.



First employment benefits package

In 2000, Interpolis developed clear formulas for corporates as well as for small and medium-sized businesses. While several customised arrangements are being offered to corporates, the 'Het Betere Werk' ('The Superior Job') formula was developed for small and medium-sized businesses. In the second half of 2000, a vigorous start was made with the 'Werk en Gezondheid' ('Work and Health') package, which is offered through the local Rabobanks.

The approach adopted in 'Werk en Gezondheid' initially focuses on making entrepreneurs aware of the fact that absenteeism due to illness is an integral part of staff policy in general. Subsequently, it addresses such matters as contracts with health and safety agencies, the organisation of absenteeism counselling, care mediation and the return of staff to work. The final element is risk insurance. Obviously, entrepreneurs want financial compensation for any damage sustained. The primary benefit to them, however, lies in a solution to the problem of absenteeism as a whole.

In order to control absenteeism, arrangements have been made with five national health and safety agencies. Purchasers of the 'Werk en Gezondheid' package can also count on the services provided by Compaan, a joint venture of Interpolis, Relan, CZ Group and Adecco Personeelsdiensten. Thus, purchasers of 'Werk en Gezondheid' have a comprehensive service package at their disposal, including conflict mediation, shorter waiting lists in cases of hospitalisation as well as staff replacement. In short, 'Werk en Gezondheid' offers entrepreneurs a single package comprising all services required for a sound approach to absenteeism.

Extending services

The other employment benefits package, named 'Werk en Waardering' ('Work and Recognition'), will be launched in the second half of 2001. This package focuses on post-retirement provisions for employers and employees. During 2001, services will be extended to cover employees' private arrangements such as childcare and saving up time for care leave.

Greater influence over Interpolis

In 1990, Rabobank Group acquired almost all shares in Interpolis NV. At the time of the acquisition, five farmers' organisations, united in the Dutch Roman Catholic Agriculture and Horticulture Foundation, received one priority share through which they retained rights in Interpolis.
In December 2000, Rabobank Group acquired this priority share, giving Rabobank Group greater freedom to conclude alliances between Interpolis and third parties. Both parties are continuing their co-operation in the promotion of the agricultural sector in the Netherlands.

All-in-One Policies continue to grow

The All-in-One Policy is a flexible personal non-life insurance package in which the premium discount increases with the number of categories insured. Clients can insure against losses in the categories home, third-party liability, traffic, recreation and legal assistance. Almost 950,000 clients have now opted for this comprehensive policy, an increase of more than 40,000 compared with the end of 1999.

Business Compact Policy

Interpolis has a similar comprehensive policy for business clients, the Business Compact Policy, which was introduced in 1999. The conversion from the old insurances to the Business Compact Policy will be finalised during 2001. This policy includes a guarantee against underinsurance. At the end of 2000, approximately 114,000 Business Compact Policies had been written.

Large-scale teleworking at Interpolis

During the year under review, Interpolis completed a number of highly successful teleworking trials. Teleworking evidently improves both efficiency and effectiveness: staff produce more and better work. Also, teleworkers are prepared to work outside traditional office hours, which makes it easier to accommodate the demand for wider opening hours. And last but not least, employees like this new way of working. In 2000, it was decided to make teleworking an integral part of the way work is organised at Interpolis. Within the next two years, approximately 600 staff will spend part of the week working at home.

Pensions business

Recent developments in pension preferences and legislation have had far-reaching consequences for pension funds. The privatisation of social security, flexibilisation of pension plans, part-time work and prolonged unpaid leave make it difficult for businesses to maintain their own pension plans.

Interpolis is responding to this with its pensions arm Interpolis & Van Spaendonck Pensioenen BV, which offers services involving good pension management, such as pension plan maintenance and administration as well as pension reserves investment. In combination with the advisory expertise of Beon Pensioen and Relan Pensioen, Interpolis offers extensive professional competence in pension services.



More about insurance?
Go to: www.interpolis.nl





Erwin van de Moosdijk, Rabobank Nederland

"Small and medium-sized businesses have the problem of recruiting and keeping good staff. It's self-evident to me that as a co-operative bank, we should assist them. Together with Interpolis, we've developed the programme 'Het Betere Werk'. This provides a single point where an entrepreneur can come with all questions concerning human resources management: from training to absenteeism control and from insurance to childcare. Not the first things you'd associate with a bank, but it's highly motivating to go a step further for our clients."



LEASING

De Lage Landen is (inter)nationally engaged in vendor finance, leasing and trade finance. It strengthened both its national and its international position in the past year. Its loans portfolio increased by 18% to € 9.0 billion and its operating profit was 7% higher at € 143 million.

De Lage Landen is the centre for vendor finance, leasing and trade finance activities within Rabobank Group. De Lage Landen has grown into an international business in recent decades. At the end of 2000 it had offices in 16 countries in Europe and North and South America.

International activities

On the international market, De Lage Landen concentrates on vendor finance. This includes offering lease products in combination with other products, such as insurance. The vendors are international manufacturers and distributors of capital goods. De Lage Landen serves chiefly vendors who are active in the field of agricultural machinery, telecommunications, computers, photocopiers and (internal) means of transport.

With the acquisition of Tokai Financial Services at the beginning of 1999 De Lage Landen considerably extended its international presence. De Lage Landen now has offices in 16 countries, including Belgium, France, Germany, Italy, Poland, Spain, the United States and Brazil. International activities are conducted through the Vendor Finance Europe and Vendor Finance America divisions.

Activities in the Netherlands

In the Netherlands, De Lage Landen focuses on the sale of leasing and trade finance products. The leasing products relate to equipment leases, real estate leases and car and commercial vehicle leases (Translease). De Lage Landen's strength in the Netherlands lies in its fast settlement of standard lease contracts and its effective management of assets that require more specialised knowledge, such as real estate. De Lage Landen's product range is marketed both through the local Rabobanks and directly.

Loans portfolio

De Lage Landen's total loans portfolio at the end of 2000 amounted to € 9.0 (7.6) billion. Of this amount, € 2.0 (1.7) billion related to the Netherlands, € 3.5 (2.8) billion was attributable to Vendor Finance Europe and € 3.5 (3.1) billion to Vendor Finance America.

Operating profit: + 7%

De Lage Landen's operating profit for 2000 amounted to € 143 (134) million, 7% higher than in 1999. Both the Dutch and the international activities contributed to the increase.



More about leasing?
Go to: www.delagelanden.com







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VTraction.com

Investing in virtual agricultural markets

Within a few years, 10% of world trade in food and agriproducts will take place through on-line markets. In response to this change, Rabobank Group launched vTraction.com. This is the world's first co-operative network organisation to focus on developing virtual markets in food & agribusiness.





FUNDING AND INVESTOR RELATIONS

Rabobank Group issued more than € 34 billion in loans on the international money and capital markets in 2000. Issues were made in a variety of currencies to fund the Group's activities. In June, € 1 billion was issued in Membership Certificates.

The purpose of Funding and Investor Relations is to provide the market with appropriate investment opportunities that meet Rabobank Group's funding requirements at an acceptable cost.

Issue of Membership Certificates

Most of Rabobank Group's funding requirements were again satisfied on the international money and capital markets in 2000. The issue of Rabobank Membership Certificates, however, enabled the local Dutch market to make a significant contribution. This issue not only raised € 1 billion, it also created many new Rabobank members.

Investor Relations

Determining the right timing for the issue of bonds and other funding instruments requires frequent contact with both institutional and private investors. Demand from investors on the international money and capital markets for accurate and timely information is increasing every year. Investor Relations committed a great deal of time and effort to satisfying this demand during the year. The Internet grew in importance as a means of providing information and contacting investors during the year and it is expected to play an even more important role in the future.

Funding programmes

Rabobank Group operates various funding programmes to meet the diverse wishes of investors and the Group's specific funding requirements. Through these programmes, large-scale investments have been made in Rabobank paper. Many issues were made in 2000, ranging from straightforward fixed-interest corporate bonds to more exotic paper such as equity-linked bonds and Structured Yen Notes. In total, more than € 34 billion was issued, approximately one third of which had a term of more than one year. To satisfy the interests of investors worldwide, Rabobank Group issues in a variety of currencies, ranging from the Australian dollar to the South African rand. Most issues, however, are denominated in the euro and the US dollar. More than 80% of the necessary long-term funds was raised in these currencies.

Breakdown by currency of issues made in 2000 under the € 30 billion Medium Term Note programme

Euro	42%
US dollar	39%
Pound sterling	10%
Japanese yen	7%
South African rand	2%



More about Investor Relations?
Go to: www.rabobank.com



PEOPLE AS KEY FACTORS

Employees are the key to realising customers value and business success. Human resources management creates possibilities for employees to play that key role. The policy focuses on making managers and staff work towards optimum deployment of human capital, together with HRM professionals.

Eight challenges have been formulated for Rabobank Group's HRM policy (see box on next page). There were three spearheads in 2000: terms of employment, management style and corporate culture.

Terms of employment

In June 2000, the first Rabobank Collective Labour Agreement for was concluded. Rabobank Group is pursuing closer alignment of its terms of employment with its ambitions by introducing a Collective Labour Agreement of its own. This first agreement includes a number of significant steps in that direction. Agreement was reached on flexibility and more individually customised terms of employment, simplified personnel schemes, staff development support and improving the quality of work. A study into a more performance-related remuneration system was agreed.

The main points in the Rabobank Collective Labour Agreement are:

- employees may request extension or shortening of their weekly working hours once in every two years;
- leave hours can be purchased and sold;
- leave hours can be saved up, e.g. for sabbatical leave;
- the arrangement for the childcare allowance has been improved;
- training must be based on a personal development plan.

Apart from the Rabobank Collective Labour Agreement, other work involving the terms of employment was also done in 2000.

During the year under review, a new pension scheme was developed, which came into force on 1 January 2001.
The chief innovations are:

- flexibilisation of the arrangement;
- the possibility to save for additional pension, on a voluntary basis and for the individual's own account;
- replacement of the system for early retirement by a pensionable age of 62.

Management

The quality of management can be further improved. Rabobank Group sets great store by the opinion of its employees on this. Regular staff surveys have shown which aspects of management quality need to be improved. These are being addressed by means of training and courses for managers.
Apart from commercial performance indicators, HRM indicators are also included in management assessment. Examples of such indicators include sick leave statistics and numbers of

Eight challenges for HRM policy

1. Realising customer value: Human resources management encourages an enterprising and professional attitude and, accordingly, the provision of good products and services for the client.

2. Achieving synergies: Co-operation across the board results in added value. Employees are willing and able to share and integrate know-how. They find the right partners and co-operate.

3. Stimulating committed employees: Employees are attuned to the Group's ambitions, values and standards. Their motivation goes further than a purely businesslike employer-employee relationship.

4. Improving the quality of work: There is a balance between pressure and the ability to bear it, between work and private life, and between development and disproportionate demands.

5. Providing management quality: The management stimulates committed employees, implements a culture of accountability and actively manages change.

6. Judging each other's performance: Group entities and people are judged on effectiveness, quality and productivity.

7. Modern employer with an identity of its own: The employment conditions are compatible with both the Group's client focus and the current, individual needs of employees. Differentiation between Group entities is possible.

8. Active approach to the labour market: A confident Rabobank Group publicly manifesting what the organisation is and what it has to offer. Rabobank is actively interested in employees who are attuned to its ambitions.

staff drawing disability benefits under the social security system (WAO), the frequency of career discussions with employees and investments in training courses. Another criterion in the assessment of managers is the outcome of satisfaction surveys among staff. Employees indicate that not all their talents are being used, which is a challenge for management.

Business-like corporate culture

Rabobank Group aims for a business-like corporate culture in which people hold each other accountable for keeping to agreements. This culture is promoted by new assessment and remuneration systems. Cost conscious working is another aspect of corporate culture. Staff surveys have shown that, in people's perception, current efficiency projects have enhanced cost consciousness. It is a challenge to maintain a high level of client focus at the same time.

Quality of work

During the year under review, a great deal of attention was devoted to the quality of work. Workshops and training courses for managers are used as means for reducing undue pressure


Nanda Hauet, Rabobank Uithoorn
"The move from another bank to Rabobank was an eye-opener for me. You get a lot of responsibility here and enormous freedom to practice entrepreneurship. It's fantastic to work for an organisation so full of initiative where I can realise my potential."

at work and work-related stress, with periodic reporting to staff representatives and the partners in the Collective Labour Agreement. Staff surveys have shown that work-related stress is now diminishing.

Absenteeism owing to illness and employees drawing WAO benefits

In the year under review, absenteeism owing to illness was 4.8%. This is a 0.3 percentage point increase from 1999, but a favourable figure in relation to the benchmark. The increase in 2000 in the number of employees drawing WAO benefits was flatter than in previous years while the number of those returning to work increased during this period.

Organisation of employee participation

People are the key factor in Rabobank Group's functioning. This is reflected in the input of employees at all levels in important decisions within the organisation. Participation occurs in direct work discussions between managers and staff and in the various forms of representative consultations. There are Works Councils and staff representatives within the independent units of the Rabobank Group, within Rabobank Nederland and within the separate local Rabobanks. Also, Rabobank has its Central Advisory Council for Rabobank Employment Matters (CAAR) which consists of both employees and employers.
The CAAR advises the Board of Directors on matters of social policy. Through its own regional employee representatives, the CAAR has strong ties with employees at the local level. In 2000, direct elections were held for all these regional representatives.
The European Works Group (EWG) consists of representatives from employees of Rabobank Group's European offices. The EWG was started in 1999 and is informed and consulted periodically about plans and developments at a European level.

Decision-making in consultation

The Executive Board and the Board of Directors set great store by proper consultations with staff representatives from Rabobank Nederland and the local Rabobanks. During the period under review, consultations were held with the Works Council of Rabobank Nederland and the CAAR about the Group's strategy and performance as well as its HRM policy. Obviously, an important topic in 2000 was Rabobank's first own Collective Labour Agreement. For this purpose, the employee participation bodies formed a joint Collective





"I'm a father who likes spending a lot of time with his son. In addition, I take care of the accounts and computers of my wife's dress shops. To combine this better with my job at De Lage Landen, a short while ago I started working three days there instead of four. The shorter working week was arranged quickly. My employer is flexible in this matter and the possibility is now properly included in the Collective Labour Agreement. A real advantage of the Rabobank Group. Working three days a week suits me down to the ground. I can definitely recommend that everyone finds the right balance between their work and their private life."

Labour Agreement Committee from among their members. This Committee was consulted frequently by both negotiating delegations (employers and employees) and has made a very constructive contribution to Rabobank's first own Collective Labour Agreement.
Other topics in consultations with the employee participation bodies included:
- developing the teleworking scheme for Rabobank Nederland;
- major adjustments to the car cost and car lease arrangements;
- continuing consideration of how to establish an ombuds-function.

The concept of staff value was considered in discussions with regional employee participation committees. The CAAR has taken a clear stance on the first decision-making on the 'staff value plan', which envisages additional employee remuneration.

The Works Council of Rabobank Nederland has advised on important organisational changes such as those for Staff and Service Departments, Rabobank International and the repositioning of Rabofacet (support and facility services). The Works Council has also familiarised itself with the way in which employee participation could be fitted into forms of international co-operation.

Training and development

Investments in training were € 70.0 (64.6) million in the period under review. This represents 3.2% (3.6%) of the total wage bill. Surveys reveal that employees are very satisfied with the training opportunities offered. For some years, HRM policy has focused primarily on optimising the efficiency and the quality of training rather than increasing the financial investment. One way to achieve this is the new Rabobank Collective Labour Agreement rule that training agreements with employees must tie in with a personal development plan. Thus, training agreements are assessed according to the career paths agreed with individual employees. As in 1999, the Rabobank Academy (for Group-wide learning activities) and Rabobank Training Netherlands (for specialised functional training courses in the domestic business) organised training courses for some 30,000 employees. Apart from these, many training courses were attended at external training institutions. For specific Rabobank training, there is close co-operation with Nyenrode University, the Free Reformed University of Amsterdam and the International Institute for Management Development in Lausanne, Switzerland.

Number of employees

The growth in the number of employees decreased to 3.7% (7.4%) (see table on page 43). This was a deliberate change. Partly as a result of the Progress efficiency project, the growth in the number of employees in local Rabobanks slowed down. The aim of this project is to boost the efficiency of internal business processes, partly by centralisation of activities.
In the local Rabobanks only the number of advisory functions involving direct contact with clients will show further growth. The number of support functions will decline. Although the figures for 2000 do not yet reflect this movement, it should be evident in those for 2001.

Distribution between male and female employees and part-time employment

The percentage of female employees at Rabobank Group is 55.4% (55.1%). For senior positions, this percentage is 13.1% (12.0%). The aim is a significant increase in the number of women in senior positions. 47.2% (45.9%) of female employees and 3.3% (2.5%) of male employees are in part-time employment. 10.2% (12.4%) of the employees have a fixed-term employment contract.

Staff costs

Staff costs in 2000 were € 3,099 (2,860) million. This 8.4% increase has to be viewed in combination with the 3.1% increase in the number of fte's. The Collective Labour Agreement for the Banking Industry comprised a pay round of 1.25 % as of 1 March 2000

[T]eleworking

[F]eature of Rabobank's Collective Labour Agreement

In 2000, Rabobank concluded its own Collective Labour Agreement, including, among other features, many arrangements [to] provide more flexibility relating to working hours and teleworking. Possibilities much desired by the staff.



Number of employees at Rabobank Group at 31 December 2000

	Netherlands	Abroad	Total 2000	Total 1999
Local Rabobanks	37,766	-	37,766	36,982
Interpolis	3,876	22	3,898	2,714
De Lage Landen	619	1,306	1,925	1,794
Schretlen & Co	218	10	228	162
Robeco Group	1,019	467	1,486	1,502
Nedship Bank	-	-	-	87
Gilde Investment Management	45	-	45	46
Effectenbank Stroeve	111	-	111	-
RABOBANK NEDERLAND				
Member banks focus	2,326	-	2,326	1,572
Rabobank International	906	2,659	3,565	4,230
Rabofacet	1,916	-	1,916	2,069
Real Estate/International Private Banking & Trust	58	515	573	551
Corporate Staff Departments	948	-	948	1,106
Other units	311	-	311	332
Total	50,119	4,979	55,098	53,147
Total fte's	44,807	4,904	49,711	48,224

and the new Rabobank Collective Labour Agreement included a 3.75% pay round as of 1 July 2000. These Collective Labour Agreements apply to most employees in the Group.

Diversity

Rabobank Group aims for a workforce that reflects society, and this is in turn reflected in its recruitment and selection of new employees. In Rabobank's Collective Labour Agreement, rest days and holidays of various religious creeds are taken into account.

The percentage of employees under the Proportional Employment Stimulation Act is 9.5% (8.3%) for Rabobank Nederland. At local Rabobanks in major cities this percentage is as high as nearly 20%. For the organisation as a whole, the percentage is 4.5% (4.4%). The aim is to increase this percentage, with personal development plans for this group of employees receiving special attention. Further initiatives to lower the employment threshold for disadvantaged groups in the labour market comprise the creation of traineeship opportunities and work experience projects. Apart from the multicultural aspect of diversity, attention is also devoted to ways of allowing unused human capital - for example the physically handicapped - to fully participate in the labour market.



SUSTAINABLE FINANCIAL SERVICES

Rabobank Group's sustainability policy[1] gave priority in 2000 to making its core activities sustainable, to widening the product range and to exploring new markets.

Rabobank Group is an enterprising and innovative financial institution that tries to strike the best possible balance between the social, ecological and economic aspects of its operations. This ambition is in keeping with the times. Sustainable and socially responsible business is rapidly growing in importance. Rabobank Group is in the midst of this transition process.

Policy and strategy

Rabobank Group gave further shape to its sustainability policy in 2000 by:

- making its normal financial services sustainable;
- expanding the range of green financial products;
- setting up a network of international alliances;
- drafting a code of conduct for genetic modification;
- developing a management information and monitoring system.

Sustainable financial services

All credit assessments include a formal environmental section that states whether environmental permits have been granted where appropriate. Nevertheless, internal reviews have found that in practice many advisers do not yet have sufficient knowledge of environmental legislation and often do not complete the environmental section because they do not fully appreciate its importance. To increase awareness of these issues among management and staff, training courses on sustainability and banking were organised in 2000. A start was also made on the integration of environmental information into existing information systems and procedures.

Suspension of green financing

Rabobank Group temporarily stopped granting loans to fund green projects in February 2000 owing to the uncertainty at the time about the new tax regime. As long as investors did not know what to expect from the new tax legislation, Rabobank kept its counter for green investments closed in order to protect its clients.

Green financing by Rabobank Group
(in EUR million)


500
400
300
200
100
0
1996
1997
1998
1999
2000

1) Rabobank Group reports in more detail on its activities in this area in its Sustainability Annual Report 2000.

Slower growth in green financing

On account of this uncertainty, the growth in green investments stagnated in 2000. During the year, € 120 million was applied to finance new green projects, compared with € 147 million in 1999. The total of green loans outstanding at the end of 2000 amounted to € 494 million and the number of green projects financed was 771.

Creation of Rabo Green Bank

Rabobank Group established Rabo Green Bank in October 2000 in order to raise funds on a continuous basis to meet the growing demand for capital for sustainable investments. Rabo Green Bank can respond promptly to changes in the supply of and demand for capital in the green market.

Introduction of the Rabo Green Bond

One of Rabo Green Bank's first acts was to issue Rabo Green Bonds. The bonds are a form of bank paper that take advantage of the tax facilities available under the Green Investment Regulations. The issue was extremely successful. By the end of 2000, € 623 million had been raised. Rabo Green Bank was thus able to eliminate the shortage of green capital and clear the backlog in the settlement of new applications. Furthermore, sufficient new green capital was raised to reopen the counter for new green funding applications at the beginning of 2001.

RG Duurzaam Aandelen Fund

Robeco Group selects companies for its Duurzaam Aandelen Fund (sustainable equity fund) on their social, ethical and environmental qualities. The RG Duurzaam Aandelen Fund had a difficult year owing to the many dips on the stock exchange. It realised a return for 2000 of -9%. Measured against the Dow Jones Sustainability Index, this decline was within reasonable limits. The index fell by 12%.

Prototype Carbon Fund and the climate market

At the Kyoto environmental conference in 1997, binding agreements were made on the reduction of CO_2 emissions. One mechanism to achieve this is a market on which parties with excess emissions can buy emission rights from parties that remain within their limits. Rabobank Group wishes to contribute to this mechanism to reduce CO_2 emissions. To this end, it took part in the World Bank's Prototype Carbon Fund (PCF). This fund buys certificated CO_2 emission rights from projects in developing countries. These rights can be traded.

Expansion of green financial products

Rabobank Group is seeking a comprehensive and high quality 'green' service for its business and private clients. It wishes to develop products that reward innovative and sustainable corporate actions. Examples of these products are the Rabo Innovatiekapitaalfonds, a seed capital fund, and Rabo Sustainable Fund. The latter is a fund-of-funds that has invested in the Renewable Energy and Energy Efficiency Fund, in Solar Development Capital and in the Prototype Carbon Fund.

World Business Council for Sustainable Development

In January 2000 Rabobank Group was the first Dutch financial institution to join the World Business Council for Sustainable Development (WBCSD). This is an alliance of more than 120 large international businesses that incorporate sustainable development as a standard feature in their strategies and policies.

Genetic modification code of conduct

As a major player in international food & agribusiness, Rabobank Group is increasingly being drawn into the debate on genetic modification. Rabobank Group believes it is of great importance that its staff, clients and stakeholders are informed of its position on this issue. In 2000 it accordingly introduced a code of conduct on genetic modification.

Sustainability and business

Improving internal environmental management is a permanent feature in Rabobank Group's sustainability policy. During the year progress was made with the development of an information system to measure sustainability results at the various Group entities. Environmental standards have been incorporated into the Group's ICT guidelines in order to reduce the environmental impact of the large-scale use of IT (amount of equipment and energy consumption). A master contract was also concluded for waste collection, which will provide more insight into the volume and cost of waste.





Daan Dijk, Rabobank Nederland

"Rabobank Group is a member of the Prototype Carbon Fund, an initiative of the World Bank, involving six governments and 17 multinationals. The fund purchases certified greenhouse reductions achieved mainly by energy projects in developing countries and east Europe. This generates additional cash flow, which makes these projects easier to finance. We can therefore maintain a regular trade in reductions.

I enjoy the challenge of creating financial products and services that contribute to sustainable solutions for the world's environmental problems. That's true value creation."

 SOCIAL COMMITMENT

As a co-operative organisation, Rabobank Group is marked by its strong social commitment. Apart from its operations as a financial service provider, it also endeavours to contribute in fields that promote welfare and prosperity. To this end, it provides know-how, facilities and funds both at home and abroad.

In 2000, Rabobank Group supported thousands of projects in the fields of economy, welfare, art, culture and sports, with Rabobank Nederland and the local Rabobanks contributing some € 35 million and further substantial contributions from the other Group entities.

Rabobank Foundation (1973)

This foundation supports groups of people both at home and abroad in their efforts to win an independent position in society. A total of € 5.4 million was used in 2000 to fund 125 projects. The Foundation receives its funds from the local Rabobanks, and Rabobank Nederland doubles these contributions.

In the Netherlands, the Foundation supports people who are unable to be socio-economically or indeed socially active without assistance.

Examples include:

- return to work of mentally handicapped persons in a combined agricultural and care environment (work communities/care farms);
- integration of formerly homeless people in existing care centres;
- information and self-help for patients' associations.

In developing countries, the Foundation assists people in their economic development. Priority is given to groups who have no access to financial services without external assistance. One solution is to set up informal savings and loan systems. Another important activity is knowledge transfer in the fields of co-operatives formation and co-operative savings and credit systems.

Examples include:

- Mufindi Cooperative Bank in Tanzania, which offers members of its co-operative savings and credit system greater opportunities for economic and social development;
- Chaitanya Nidhi Bank in India, which was established by and for the semi-nomads and outcastes in the Nalgonda district of Andhra Pradesh;
- Idesi in Peru, which is an organisation with 19 district offices in various regions in Peru, where people who are refused by banks can get a loan to set up small businesses.

Project Fund (1984)

The Project Fund supports innovative projects to assist local Rabobank members that would not have succeeded without this support. Key factors for assessing needs are either the interests of the members or economic or social interests in general; no commercial performance is demanded in return. In 2000, the Project



"I got a real kick from what we did for *Lokaal Compliment (local volunteer's projects)*. Fifty colleagues spent at least half a day each helping out at various associations and foundations. Their reports on the experience were assessed by the jury. In my case, I really enjoyed assisting the Helping Hands youth group on the day they gave the Sleep-Inn a facelift."

Fund granted contributions amounting to € 2.2 million (1999: € 1.8 million) for 62 (1998: 55) projects.

Examples include:

- the 'Domotica' project on the premises of the Dutch Centre for Energy Research in Petten, the Netherlands. This project comprises the erection of four trial houses to stimulate building innovation. The houses have advanced heating, ventilation, lighting, safety and energy saving applications. Natural gas consumption for example could be limited to slightly over 200 m^3 per household per year. The houses include facilities for the elderly and the physically handicapped.
- a survey aimed at strengthening the market position of traditional regional products. The continued existence of small and medium-sized traditional regional products is under pressure due to a further concentration of production and trade and the battle between strong brands in the European food sector. The survey will provide traditional regional products with alternatives in response to large-scale trends.

Rabobank International Advisory Services (1989)

The activities of Rabobank International Advisory Services (RIAS) too, are a result of our social commitment. RIAS does not offer free support but provides assistance at socially acceptable prices. This advisory branch of Rabobank Group operates worldwide in numerous developing countries and in countries in transition from a communist planned economy to a free market. In 2000, RIAS provided technical assistance in setting up and improving banks and co-operatives in Russia, Georgia, Romania, Macedonia, Albania, Kosovo, South Africa, India and elsewhere. It also supported the development of a number of dairy and coffee co-operatives in Latin America. RIAS provides advice and executes orders in rural banking and the development of the agricultural sector, concentrating on a sustained institutional development of, typically, co-operative banks and agricultural and horticultural co-operatives. The co-operatives are established in order to solve economic shortcomings and to re-establish balance. In this way, they contribute to the economic development of farmers and small and medium-sized enterprises.

Herman Wijffelsfonds (1999)
This most recent fund has been named after Herman Wijffels, who served as Chairman of the Executive Board of Rabobank Nederland for 12.5 years. The fund aims to stimulate young people in creating innovative forms of enterprise, which - in addition to generating returns - also serve the public interest. To this end, the fund will create opportunities for traineeships and/or training courses at co-operative organisations. A plan has been formulated in 2000 and the fund will start operating in 2001.

SPONSORING

The Rabobank Group's sponsoring contribution is one of the largest in the Netherlands, with the greater part of sponsoring coming from Rabobank Nederland and the local Rabobanks, providing ample evidence of Rabobank's social commitment.

The Rabobank Cycling Plan
Almost from the beginning, 2000 promised to be a successful year for Rabobank as a cycling sponsor. The cyclo-cross World Championships were held in St. Michielsgestel on 29 January with Rabobank as the main sponsor. Richard Groenendaal of the Rabobank Cycling Team won the World title.
Cycling sponsorship remained a focus of attention throughout the year, culminating in Erik Dekker's winning three stages in the Tour de France.
In November, a jury of experts selected the Rabobank Cycling Plan as the best sponsoring project in the Netherlands. "Through the Rabobank Cycling Plan's sponsoring, the bank has positioned itself as a modern, dynamic bank for a wide audience. The plan's scope makes its sponsoring unique and it has developed into the most appealing and prestigious sponsoring project in the Netherlands", the jury commented.

Hockey
As the chief sponsor of the Royal Dutch Hockey Association, Rabobank has also made itself known in this field of sports.
Highlights were the winning of the Champion's Trophy by the national men's and ladies' selections. At the Olympic Games in Sydney, the men won the gold medal and the ladies the bronze medal.



Preeti Sinha, Rabobank International

"India is the world's potential greatest food & agricultural producer. But it needs some work to be done. Especially, infrastructural development is necessary to stem the large-scale wastage of food products. To this end we signed an agreement with the Indian Infrastructure Development Finance Company, which was established by the Indian government in 1997. We are very excited to be able to give our advice and financial assistance to bring our food production and distribution up to international standards. That's really for the benefit of our economy."



Equestrian sport

In equestrian sport, the Rabobank Talent Plan was launched in 2000. Carefully selected young talents in both dressage and jumping receive individual coaching from top horsemen and horsewomen in these disciplines. The very best receive a year's coaching by Anky van Grunsven or Piet Raijmakers. The bank is also a partner in a number of international equestrian events, including Indoor Brabant.

Reduction tickets for museums

As a partner of the Stichting Museumjaarkaart, a museum foundation, Rabobank is also active in culture. As a result, approximately 5 million Rabobank customers are entitled to a 50% reduction on the entrance fee to most museums. In order to stimulate visits to museums in general, the bank facilitated a public campaign with the slogan 'The museum makes a difference'.

Dutch National Volunteer Centre

Salient features of our co-operation with the Dutch National Volunteer Centre are the professionalisation of volunteer organisations and increasing the appreciation shown for this work. This is spotlighted by the presentation of 'The National Compliment', the annual prize awarded by the Dutch National Volunteer Centre and Rabobank for outstanding and inspiring volunteer projects. Interest in participation is growing every year. During the year under review, the organisation received 725 (1999: 350) applications. The United Nations have declared 2001 as the International Year of Volunteers, which was a reason for Rabobank Group to intensify its co-operation with the Dutch National Volunteer Centre.

Sponsor in other fields as well

Rabobank is a partner in other fields as well. Physically handicapped sportsmen and sportswomen are supported by the bank's sponsorship of the Dutch Federation for Specially Adapted Sports.
The bank also supports SeniorWeb, which is an organisation committed to familiarising elderly people with computers and the Internet.



More about social commitment?
Go to: www.rabobankgroup.com/community





Chief sponsor

Dutch field hockey

Rabobank is the chief sponsor of the Royal Dutch Hockey Association. The winning of gold by the men's hockey team Sydney was a sporting milestone. More so, because our own Stephen Veen scored the deciding penalty.





FINANCIAL DEVELOPMENTS

The volume of Rabobank Group's activities increased sharply in all areas of the financial services market. Net profit consequently rose by 17% to € 1,194 million.

The effect of the greater volume of activities on the balance sheet and the profit and loss account is explained below. Rabobank Group's financial performance is critical to the creation of customer value.

Clients come first

As a financial co-operative, the clients' interests come first in Rabobank Group's policies and targets. We wish to create customer value by:

- offering the best possible financial services, ones that the clients think are the most appropriate;
- offering continuity in our services;
- demonstrating our commitment to our customers and their circumstances.

A critical factor that must be satisfied if Rabobank Group is to continue creating customer value is a healthy financial basis.

Financial targets

Rabobank Group has three main financial targets:

- a Tier I ratio of 10.0;
- a return on equity of 10.0%;
- a growth in net profit of at least 12%.

Rabobank aims to achieve these targets on an averaged basis over a number of years. At year-end, the Tier I ratio was 10.3 and the return on equity was 10.1%.
With an increase in net profit of 17% in 2000 Rabobank comfortably exceeded the target.

Greater efficiency

The ratio between income and operating expenses improved from 1.41 to 1.42. To further improve the ratio, efficiency measures have been prepared and implemented at various places within Rabobank Group.
The local Rabobanks introduced some of the measures at the end of 2000; the remainder will be implemented in 2001.





Ronald van Logtenstein, Rabobank Nederland

"As controller, I'm especially involved in drawing up the annual report. What makes it especially enjoyable is that I have to deal with all aspects of Rabobank Group. Every Group entity has to be considered. From the local Rabobanks to our insurance subsidiary Interpolis, and from the asset manager Robeco Group to Rabobank



NOTES TO THE BALANCE SHEET

Rabobank Group's consolidated balance sheet total grew by € 62 billion to € 343 billion, an increase of 22%. The Tier I ratio was equal to 10.3, higher than the long-term target of 10.0.

Lending to the private sector increased by € 18.1 billion in 2000, up 11%. The increase in the balance sheet total was also attributable to a considerable rise in professional securities transactions. Despite the substantial flow of funds to investments, savings increased to € 55.6 billion.
The capital adequacy ratios were higher at the end of 2000 than at the end of 1999 and comfortably in excess of the requirements.

THE ASSETS SIDE OF THE BALANCE SHEET

Lending

Total lending increased by 12% in 2000 to € 192 (171) billion. The loans portfolio is made up as follows:

- public sector lending;
- professional securities transactions;
- private sector lending.

Public sector lending

Lending to the public sector rose to € 2.4 (1.4) billion, € 1.0 billion more than in the previous year.

Professional securities transactions

The volume of professional securities transactions rose in the past year by € 1.6 billion to € 10.1 (8.5) billion, an increase of 18%.

Private sector lending

Private sector lending increased by € 18.1 billion (11%) to € 179.1 billion. The private sector consists of the agricultural sector, the trade, industry and services sector (TIS) and private individuals.

Private sector lending
(in EUR billions)



90
60
30
0
Agricultural
TIS
Private individuals
1998
1999
2000

Trade, industry and services

The trade, industry and services sector borrowed € 9.3 billion more in 2000 than at the end of 1999, an increase of 15%. Total loans granted to this sector amounted to € 69.5 (60.1) billion.

1)
These are reverse repos, transactions on the institutional market in which an owner of securities sells the securities to the bank on condition that he repurchases them on a certain date and at a certain pre-agreed price. In effect, the bank grants the seller a loan for the limited term of the transaction, accepting the securities as collateral.

Agricultural sector

On balance, business clients in the agricultural sector borrowed slightly less than at the end of 1999. Total loans to the agricultural sector amounted to € 29.8 (30.0) billion. At the end of 2000, € 15.4 (15.0) billion had been granted to the primary agricultural sector and € 14.4 (15.0) billion to the international food & agribusiness sectors.

Private individuals

On balance, private individuals borrowed € 8.9 billion (13%) more than in 1999. The total volume of loans granted to this group of clients amounted to € 79.8 (70.9) billion. The housing market was again the main driver behind private sector demand for loans. Of the loans outstanding with private individuals, € 78 billion has been granted in the form of mortgage loans.

Lending by operating unit

Most loans to the private sector are granted by the local Rabobanks and Rabobank Group's international banking operations.
Of the total lending to the private sector of € 179.1 billion, € 122.0 billion was granted by the local Rabobanks. The local banks thus accounted for 68% of Rabobank Group's total lending. Loans granted by the international banking business amounted to € 45.0 billion, equal to 25% of Rabobank Group's total lending. The other entities granted € 12.1 billion of the Group's loans.

Lending by unit
(in EUR billions)


200
160
120
80
40
0
1998
1999
2000
Other
International banking
Local banking

Banks

The item banks increased by € 14 billion in 2000 to € 38 billion. Nearly all this increase was attributable to the increase in professional securities transactions with credit institutions as the counterparties. Professional securities transactions increased by € 12 billion to € 28 billion.

Shares

At the end of December, the item shares amounted to € 16 (8) billion, € 8 billion more than at the end of 1999.

THE LIABILITIES SIDE OF THE BALANCE SHEET

Funds entrusted

Funds entrusted grew by € 19 billion to € 147 (128) billion. This item consists of three components: savings, professional securities transactions and other funds entrusted. Funds entrusted in respect of professional securities transactions rose to € 17 (5) billion. Other funds entrusted include corporate current account balances and deposits on the transfer accounts of private individuals. Other funds entrusted increased by € 5 billion to € 74 (69) billion.

Savings

The balance held on savings accounts increased during the past year by € 1.5 billion to € 55.6 billion. Despite the substantial flow of funds to investments, savings increased by 3%.

Other liability items

To fund the growth in lending, substantial calls were again made on the international money and capital markets during the year. The item banks increased by € 25 billion to € 84 billion. Provisions amounted to € 14.8 (13.0) billion, € 13.1 (11.7) billion of which related to the technical reserves of Interpolis, the insurance subsidiary.

Increase in Group equity

Rabobank Group's reserves increased by € 1.2 billion to € 13.1 billion. Of this increase € 0.9 billion was attributable to the issue of Membership Certificates as part of the membership policy. Group equity increased by € 3.0 billion to € 18.0 billion. In addition to reserves, this item comprises the fund for general banking risks, subordinated loans and third-party interests. A sum of € 52 million was added to the fund for general banking risks. Third-party interests increased by € 1.7 billion. Subordinated loans were little changed.

Off-balance-sheet activities

Rabobank is increasingly acting as an intermediary between parties by means of activities that are not disclosed in the balance sheet. These activities include guarantees, irrevocable facilities and derivatives. Demand for derivatives has grown particularly sharply in recent years. The notional value of the derivative and other contracts outstanding increased by € 83 billion to € 2,086 billion. The credit risk incurred on these instruments is comparable to € 25.2 (23.7) billion in loans.

Tier I ratio: 10.3

The Tier I ratio and the BIS ratio are the most common ratios used in the financial world to measure capital adequacy. The Tier I ratio expresses the relationship between the core capital and the total risk-adjusted assets. At 31 December 2000 the Tier I ratio stood at 10.3 (10.0). This is higher than Rabobank Group's long-term target of 10.0. The minimum requirement set by the external supervisors is 4.0.

Total risk-adjusted items increased by € 12.5 billion to € 142.3 billion. This increase was largely the result of the rise in lending. Rabobank Group's Tier I capital also increased substantially, up € 1.6 billion. This increase was the outcome of retained earnings and the issue of Membership Certificates on the one hand and the consideration for the surrender of the priority share in Interpolis and the complete acquisition of Robeco Group on the other.

BIS ratio: 10.6

The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-adjusted assets. The BIS ratio came to 10.6 (10.5). This is higher than at the end of 1999 and comfortably above the minimum requirement set by the external supervisory authorities of 8.0.



Rabobank International

"In 2000, derivative trading grew substantially. The euro's introduction will further increase the volume of this business. I see the same trend in our figures. For years, we've been a major player in the Netherlands, a tremendous achievement. I know our AAA rating gives us a strong edge in the market, as it limits the risk for our clients and often makes us less expensive."



NOTES TO THE PROFIT AND LOSS ACCOUNT

Rabobank Group's net profit increased by 17% in 2000, to € 1,194 million. The return on equity improved to 10.1%. The income/operating expenses ratio improved to 1.42.

INCOME

Total income rose by 14% in 2000, to € 7,751 (6,806) million. Interest income accounted for 59% of total income.

Interest income

Interest income increased by € 86 million to € 4,585 million. This 2% rise from last year failed to match the growth in lending due to tighter interest rate margins resulting from increased competition and the flatter yield curve.

Proceeds from securities and participating interests

Proceeds from securities and participating interests totalled € 750 million, € 451 million more than last year. These comprised realised gains on shares from the investment portfolio and the sale of a number of participating interests. Gilde Investment Management and Weiss, Peck & Greer particularly achieved strong results on venture capital activities in 2000. The profit on the sale of Nedship Bank to Deutsche VerkehrsBank was included in this item.

Commission

Commission income was up 19% in 2000, rising to € 1,467 (1,234) million. Commission on funds transfers, foreign exchange arbitrage and insurance activities has been a comparatively stable factor over the years. The rapid rise in commission in recent years is mainly attributable to investment and asset management activities.

Movements in commission income

(in EUR millions)


1,500
1,200
900
600
300
0
1997
1998
1999
2000
Other
Asset management
Securities
Funds transfers and foreign exchange arbitrage
Insurance

Securities brokerage

Securities brokerage is realised to a significant degree by the local Rabobanks. In 2000, a record 3.1 million securities orders were processed for clients of local Rabobanks, 40% more than in 1999 and 16% more than in 1998. At the same time, clients are increasingly using direct channels (Internet and Rabo Order Line) to place their orders. Clients pay lower commission for the use of these channels. As a result, the increase in securities brokerage for local banks did not quite keep pace with that of the number of orders placed. This was offset by higher securities brokerage for International Private Banking & Trust and Schretlen & Co.

In 2000, securities brokerage totalled € 417 (282) million, 48% more than in 1999 and 15% more than in 1998.

Asset management fees

The Robeco Group, together with its US subsidiary Weiss, Peck & Greer, is the competence centre for asset management within Rabobank Group. The greater part of asset management fees consists of management fees received from the investment funds. Asset management fees increased by 16% in 2000, to € 391 (337) million, largely due to an increase in the volume of assets managed and held in custody by Robeco Group.

Results on financial transactions

Results on financial transactions amounted to € 314 (190) million, € 124 million more than in 1999.

Other revenue

Other revenue amounted to € 635 (584) million, 9% up on 1999. Other revenue includes underwriting results on Interpolis insurance contracts.

EXPENSES

While income increased by 14%, operating expenses rose slightly less, by 13%, to € 5,459 (4,826) million.

Staff costs

Staff costs increased by 8% to € 3,099 (2,860) million in 2000. This increase is considerably less than in each of the three previous years (1999: 17%; 1998: 20%; 1997: 21%). One of the causes is the low growth of staff numbers in local banking business, which had risen by more than 2,000 full-time jobs annually in previous years. In 2000, only 307 new full-time jobs were added. Efficiency measures to be taken in this sector in 2001 should lead to a reduction in the number of employees at local banks. The total number of full-time jobs within Rabobank Group rose by 1,487 to 49,711 in 2000.

Other administrative expenses and depreciation

The higher activity level also resulted in an increase of other administrative expenses, which were up 18%, to € 1,886 (1,594) million. Depreciation of buildings and fixtures and fittings was up 27%, to € 474 (372) million.

Operating result

The Rabobank Group's operating result for 2000 was € 2,292 (1,980) million, 16% higher than in 1999.

Operating result by Group activity

The Rabobank Group's operating result is achieved by six activities:

- Local banking
- International banking
- Asset management
- Insurance
- Leasing
- Other units

Leasing is a new unit within this division. In addition, other results from Rabobank Nederland are now allocated to other units, whereas previously they were allocated to local banking business.

Local banking business

In the year under review, the operating result from local banking increased by 8% to € 1,220 (1,126) million. The increase was largely due to higher investing activity among clients and growth in lending. Moreover, expenses in local banking operations increased at a slower rate than in previous years as a result of the implementation of performance improvement programmes. Local banking business accounts for more than half of Rabobank Group's operating result.

International banking business

In the year under review, the operating result from international banking increased by 41% to € 428 (304) million. Rabobank International units generally performed better than in 1999.

There were also significant profits from venture capital activities.

Asset management

The operating result of the Groups's asset management activities is realised by Robeco Group, International Private Banking & Trust, Schretlen & Co and Effectenbank Stroeve. Income from these entities increased by 76%, to € 275 (156) million, mainly due to Robeco Group's asset management activities, with a significant contribution from the venture capital activities of its subsidiary Weiss, Peck & Greer.

Insurance business

Interpolis, the Group's insurance company, achieved an operating result of € 206 (187) million. In 2000, a change in accounting policies was implemented concerning the determination of income on the basis of shares and property. Adjusted for this change in accounting policies, income for 1999 was € 164 million, leading to a 26% increase in 2000. This significant increase was mainly due to good results from the life insurance business.

Leasing

In the year under review, the operating result for De Lage Landen increased by 7% to € 143 (134) million, with both the Dutch leasing and trade finance activities and the international vendor finance activities contributing to the increase.

Other units

The operating result from other units, being the net amount of the result of the various items not allocated to units, was € 20 (73) million.

Operational result by Group activity
(in EUR millions)


1,400
1,200
1,000
800
600
400
200
0
Local banking
International banking
Asset management
Insurance
Leasing
Other units
1999
2000

Income/operating expenses ratio

Since the increase of operating expenses was slightly lower, in percentage terms, than that of income, the income/operating expenses ratio improved slightly. The ratio was 1.42 (1.41). In local banking, efficiency and effectiveness improvement measures were prepared in 2000. Some of these measures were implemented at the end of 2000, with the majority to follow in 2001.

Value adjustments to receivables

This item is used to account for loan losses. Value adjustments to receivables are determined by Rabobank Group by way of a general provision based on a long-term weighted average of actual losses expressed as a percentage of outstanding loans, with the most recent years carrying the most weight. As a result of an increase in lending, and the associated risks, the item Value adjustments to receivables was € 360 million in 2000, up € 10 million from 1999.

Fund for general banking risks

Due to the increased risks from concentration of services in some sectors, € 52 million was added to the fund for general banking risks.

NET PROFIT

Net profit

After taxes of € 507 (423) million and third-party interests of € 179 (87) million, net profit amounted to € 1,194 (1,020) million, a rise of 17% on 1999.

Profit appropriation

The net profit will be added almost in full to reserves to strengthen the financial basis for further development of Rabobank Group and to realise customer value in the future.

Outlook for 2001

For 2001, Rabobank Group expects a further significant increase in lending to private individuals. Current interest rate levels, which are still relatively low, will result in a higher increase than the average of 12% for the past ten years.

Growth in corporate lending is expected to decline in 2001. The cyclical downturn will affect profit expectations and investing activity and thus the inclination to borrow.

Partly as a result of the new tax regime, life insurance premiums turnover was very high in 2000. Rabobank Group now faces the challenge of assessing clients' individual pension situation together with the clients concerned. Depending on a client's personal situation, annuity life insurances or investment products could be the best option to provide for his or her future.

In 2001, Rabobank Group will further broaden its service provision through direct channels, with the ultimate aim of offering all products and services supplied by Rabobank Group via both the virtual and the physical Rabobank. Naturally, a closely-knit network of local Rabobanks will be maintained.

2001 will see the continued implementation of the programmes for further performance improvement. Against this backdrop, Rabobank Group expects an increase in net profit for 2001 that is in line with the medium-term target.



RISK MANAGEMENT

Essentially, banking is risk management. Risks relate mainly to pricing in financial markets, the credit-worthiness of debtors and the availability of funding by creditors as well as the quality of processes, people and systems.

Rabobank Group has opted for a moderate risk profile and has extensive procedures for systematic risk management. Its risk culture is characterised by prudence and professionalism.

Economic capital

The minimum capital (equity) banks are required to maintain is determined on the basis of somewhat general legislation. In Basle, supervisors are preparing a new capital adequacy accord in consultation with banks from various countries. The essence of the accord is that banks themselves initially decide how much capital and reserves they should maintain. This capital should be based on a bank's actual risk exposure applying a certain probability factor. In this approach, the main risks (credit risk, market risk, interest rate risk and operational risk) are together classified as economic capital. In this system, one euro of capital set aside for credit risks is fully comparable with a euro of capital allocated for operational risks.

Risk adjusted return on capital

The amount of economic capital is the basis for determining RAROC: risk adjusted return on capital. This is determined by relating the profit achieved on a specific activity to the economic capital required for that activity. RAROC enables a proper balance to be maintained between risk, returns and capital for Rabobank Group as well as for its individual units. The RAROC approach stimulates the individual units to limit risks wherever possible or to accept exposure only if there are commensurate benefits. This makes RAROC an essential instrument for positioning products on the market at the right prices.

Even without regard to the supervisor's requirements, the RAROC approach is a suitable instrument for adequate management of Rabobank Group. During the year under review, much time and effort was devoted within the Group to contributing to the debate on proposals for the new adequacy capital accord. Also, preparations are well underway in order to ensure that the advanced methods are in place which this accord allows from 1 January 2004.

Group Treasury

Partly in connection with establishing RAROC, it was decided during the year under review to form a Group Treasury department. This unit was started on 1 January 2001 and serves Rabobank Group and its various entities.
A central function within Group Treasury is the clearing house function, as it is called, which allocates scarce financial resources within the Group. With the aid of a system of settlement prices, all Group entities, taking account of their specific characteristics, are placed on an equal footing and assessed. This results in a market-based way of working within Rabobank Group, optimising the use of resources while the units keep their autonomous

character as much as possible. This has greatly enhanced transparency.

Risk categories

The remainder of this section deals with the various risk categories of the banking and insurance businesses. At Group level, the Balance sheet and Risk Management Committee (BRMC) is responsible for the Group's risk policy, setting standards for risk measurement, setting general limits and monitoring developments. The Chairman of the Committee is the Chief Financial Officer of the Executive Board.

Credit risk

Credit risk policy is based on a sophisticated system of decision-making powers and procedures. Independent entities deal with risk assessment. During the year under review, statistic techniques were used to further improve internal credit rating systems. This has increased the predictability of losses to be expected on funds granted and, as a result, unexpected losses will also be quantified. They form the basis for the economic capital required to cover credit risks. This will provide a much better quantification of risks than has been the case until now.

High-quality credit portfolio

Rabobank Group's credit portfolio is of a relatively high quality. The long-term average of loan losses (the most recent years carrying the most weight) amounts to 0.20% (0.22%) of the nominal amount outstanding. The home mortgage portfolio, which has grown significantly and which represents 43% of total loans to the private sector, is characterised by a very low risk profile. In 2000, the 'loan to value ratio' (ratio between total home mortgage loans and value of the houses financed) was approximately 50%.

Country risk

Loans to parties abroad expose the Rabobank Group not only to the usual bad debts but also to country risks. Country risk management is based on a system of internal limits and internal ratings for each country. Within this system, reduced weightings are used for forms of funding with more limited country risks than other financing products. Complementary country risk provisions are applied if and to the extent that repayment problems might arise as a result of government measures or external factors. In the year under review, the net country risk for non-OECD countries (before provisions) was € 4.5 billion, or 1.3% of the balance sheet total. Provisions for economic country risks accounted for 24% of total bad debt provisions.

Market risk

Market risk involves changes in value of the trading portfolio as a result of movements in interest rates, foreign exchange rates and share prices. The exposure to market risks is calculated using centrally developed risk models and systems which have been assessed and accepted by the Dutch Central Bank (DNB). The Value at Risk criterion is based on historical data and describes, with a 97.5% degree of probability, the maximum loss Rabobank Group can suffer on a single day. In 2000, the Value at Risk, consolidated over all trading portfolios, fluctuated between € 3 (3) million and € 11 (9) million, and averaged € 6 (5) million.

The effect of major changes in market trends on the value of Rabobank Group's portfolio is reported to top management as part of the 'Event Risk Management'.

Interest rate risk

Apart from exposure to market risks in the trading environment, Rabobank Group is also exposed to a structural interest rate risk in its balance sheet. This risk is closely monitored and managed. Interest rate risks result from mismatches between the periods for which interest rates are fixed on loans and funds entrusted. Longer-term risks are measured and managed by means of Equity at Risk. This ratio expresses the sensitivity of the Group's market value to interest rate fluctuations. Short-term risks are measured and managed using the Income at Risk concept. This is the maximum amount of net interest income which is put at risk on an annual basis, with a reliability level of 97.5%. Based on these figures, the maximum risk in the year under review amounted to over 4% of the net interest income.

Liquidity risk

The liquidity risk is the risk that the Rabobank Group will be unable to meet its obligations with regard to its borrowings. Rabobank comfortably meets the requirements imposed by the Dutch Central Bank. Preparations are being made for adjusted regulations and reporting. The Group has developed a system for managing liquidity risk which also supports decision-making on the funds (and their maturities) Rabobank Group raises on the professional markets.

Operational risk

Operational risk is the risk of any direct or indirect losses arising from deficiencies in procedures and systems and from human failures or from external events. A portion of these risks is insured. Rabobank aims to minimise operational risks by increasing awareness among staff and by means of internal controls. Self-appraisal systems for operational risks have been introduced in a number of units, and further units are set to follow. The translation of operational risk in terms of economic capital needs to be further developed. The incorporation of incentives to reduce risks is of major importance. Rabobank has presented proposals for a consistent system to the Basle committee for banking supervision.

Insurance risk

Risk management is also a feature of the Group's insurance activities. In Interpolis, risk management focuses mainly on insurance risks. Using appropriate techniques, the risks of (new) products are estimated and their development is monitored. This enables the Group to monitor whether future commitments can be met with sufficient certainty and whether calamities can be absorbed financially.



CO-OPERATIVE GOVERNANCE

At the end of 2000, Rabobank Group counted 397 local co-operative Rabobanks. Their policy is set by just under 4,000 directors and supervisors. All the local banks are members of Rabobank Nederland. Regular consultation was again held with the Executive Board and the Board of Directors to discuss strategic themes and other policy issues in 2000.

Rabobank's co-operative structure has several executive levels, each with its own tasks and responsibilities. Discussion and opinion-forming take place with the aim of reaching consensus. This safeguards quality and acceptance in taking and implementing policy decisions.

The Boards of Directors of local Rabobanks

The board of a local Rabobank is responsible for the bank's general policy. On behalf of its members and clients, it determines the bank's response to client needs and relevant developments in its operating environment, subject to the limits set by the articles of association and the policy of Rabobank Group. Managing the day-to-day banking operations forms part of the duties of the manager director.

In 2000, nearly 4,000 people formed the network of directors and supervisors of the local Rabobanks in the Netherlands. In addition to the almost 400 manager directors of the local Rabobanks, the number of elected directors at the end of 2000 totalled 1,580, of whom 1,482 were men and 98 were women. Their average age was 53.3. In 2000, 229 elected directors stepped down and 71 new ones were elected. The average term of an elected director's involvement in the management of a local Rabobank was 12.9 years.

The Supervisory Boards of local Rabobanks

In addition to a Board of Directors, all 397 Rabobanks have a Supervisory Board. It supervises the local bank's policy, compliance with legislation and regulations and the equal treatment of all stakeholders' interests. At the end of 2000, there were a total of 1,987 Supervisory Board members, of whom 1,711 were men and 276 were women. Their average age was 50.5. In 2000, 350 Supervisory Board members stepped down and 156 joined. The average term of office was 9.5 years.



Wilbert van den Bosch, Member of the Board of Directors of Rabobank Breda

Our co-operative is more advanced than it's ever been. Just look at the Internet and you'll see co-operatives arising spontaneously between people with the same business and financial interests. Our distribution policy is a good example of intelligently addressing market wishes ... On the one hand the opportunities are central and electronic

General Meetings of local Rabobanks

The General Meeting is the body in which the members of the local Rabobanks exercise their voting rights and to which the Board of Directors and the Supervisory Board report.

Regions and Regional Delegates Assembly

The 397 local Rabobanks are divided into 20 regions. Representatives of the local banks meet regularly at regional meetings to discuss matters of policy. Each region has a Regional Delegates Assembly consisting of six members.

Central Delegates Assembly meeting

Together, the 20 regional assemblies send 120 members to the Central Delegates Assembly meetings. These constitute the Rabo Parliament as it were, a panel of elected directors, supervisors and banking professionals. The Executive Board, the Board of Directors and the General Meeting of Rabobank Nederland seek the Central Delegates Assembly's advice when making decisions.

In 2000, the Central Delegates Assembly met on four occasions; the topics discussed included matters of strategy and policy. Widely varying opinions and regional views sometimes emerge at these meetings. In 2000, the Central Delegates Assembly took resolutions on, amongst other things:

- Membership policy and the Member Value Programme;
- Human resources policy: people as the key asset;
- Policy planning framework for the member banks, 2001-plus;
- Employment benefits;
- Appraisal and remuneration of local Rabobank general directors;
- International service to Dutch businesses outside the Netherlands;
- A plan for additional staff rewards.

Managing Rabobank Nederland

Managing the umbrella organisation Rabobank Nederland is the joint responsibility of the Executive Board and the Board of Directors.

- The Executive Board conducts the management of the Group that is made up of Rabobank Nederland and its subsidiaries. In addition, it takes resolutions on all banking matters affecting the member banks. It also supervises the member banks on behalf of the Dutch Central Bank.
- The Board of Directors focuses mainly on the Group's co-operative mission and the interests of the members. More specifically, it promotes the proper functioning of the co-operative and the co-operative culture, safeguards the co-operative banking concept and monitors the activities of Rabobank Nederland as a group on major points. In addition, the Board of Directors decides on all matters relating to the relationship between the co-operative Rabobank Nederland and its members (the local Rabobanks) as well as on the relationship between the local banks themselves. To this end, the Board of Directors meets regularly with the Executive Board.

The Supervisory Board of Rabobank Nederland

The Supervisory Board supervises the conduct of affairs of the Board of Directors and the Executive Board. Its role is comparable to that of the supervisory board of a non-co-operative company.

General Meeting of Rabobank Nederland

The General Meeting of Rabobank Nederland is the body in which the member banks exercise their voting rights. During the year, it met in Utrecht on 8 June. At that meeting, the Board of Directors and the Executive Board reported on their conduct of the Group's affairs in 1999 and the Supervisory Board on its supervision thereof.


More about co-operative governance?
Go to: www.rabobankgroup.com/co-operative

REPORT OF THE SUPERVISORY BOARD OF RABOBANK NEDERLAND

Financial statements

In compliance with the provisions of article 69 of the articles of association of Rabobank Nederland, we have examined the report and the financial statements. Partly on the basis of the auditors' report issued by Ernst & Young Accountants, we propose that the General Meeting of Rabobank Nederland adopt the financial statements for 2000 and appropriate the profit as proposed.

Endorsement of the conduct of affairs

In accordance with the provisions of article 19 (g) of the articles of association, we propose that the General Meeting of Rabobank Nederland endorse the Board of Directors' and the Executive Board's management of the Group's affairs and the Supervisory Board's supervision thereof.

The Supervisory Board in 2000

The Supervisory Board met six times in 2000. The main subject of discussion was the state of affairs at Rabobank Nederland and its affiliated entities. The co-operative's objectives and strategy and the concomitant financial risks were discussed, partly on the basis of reports of the Executive Board. At a strategic policy level, attention was devoted to developing the multi-domestic concept and, more particularly, to the progress of the negotiations with DG Bank. In addition, approval was given for the acquisition of the remaining 50% of the shares of Robeco Groep N.V., among other things.

Other topics discussed were the Group's financial policy and reporting thereon. This included the evaluation of the key financial figures, such as the financial statements and half-year figures, the audit report and the management letter. The Financial Economic Committee (FEC) played a preparatory role in the evaluation of financial reporting. It also evaluated those financial matters that complied with the relevant criteria established by the Supervisory Board.

The Committee of Appeal of the Supervisory Board passed judgement in one case in 2000.

The items that were given special attention in 2000 included:

- the evaluation of the Bank's financial policy;
- member policy, membership recruitment and issue of Membership Certificates;
- Rabobank International's credit risk policy;
- the e-commerce strategy;
- Interpolis' strategic development, particularly in the field of employment benefits;
- several aspects relating to the development of the co-operative concept.

Supervisory Board membership in 2000

At the General Meeting of Rabobank Nederland held on 8 June 2000, Mr Ad van der Zwaan and Mr Thijs Bierens retired by rotation. They were both reappointed.

Utrecht, 8 March 2001

The Supervisory Board of Rabobank Nederland

D. Luteijn, *Chairman*
A.H. van der Zwaan, *Deputy Chairman*
H.G.J. Hermsen, *Secretary*
S.E. Eisma, *Deputy secretary*
M.J. Varekamp
M.A. Bierens
N.H. Douben
Y.C.M.T. van Rooy
H.C. Scheffer
A.W. Veenman

CONSOLIDATED BALANCE SHEET

at 31 December 2000 (after profit appropriation)

(in EUR millions)		2000		1999
Assets				
Cash		**3,086**		2,327
Short-term government paper		**7,362**		1,179
Professional securities transactions	*28,485*		*16,588*	
Other banks	*9,879*		*8,011*	
Banks		**38,364**		24,599
Public sector lending	*2,424*		*1,378*	
Private sector lending	*179,137*		*161,074*	
Professional securities transactions	*10,105*		*8,549*	
Lending		**191,666**		171,001
Interest-bearing securities		**73,610**		61,217
Shares		**15,850**		8,215
Participating interests		**567**		174
Property and equipment		**3,392**		3,143
Other assets		**2,590**		3,071
Prepayments and accrued income		**6,433**		6,292
Total assets		**342,920**		**281,218**
Liabilities				
Professional securities transactions	*28,429*		*17,518*	
Other banks	*55,462*		*41,588*	
Banks		**83,891**		59,106
Savings	*55,575*		*54,044*	
Professional securities transactions	*17,239*		*4,757*	
Other funds entrusted	*73,891*		*68,726*	
Funds entrusted		**146,705**		127,527
Debt securities		**49,887**		44,012
Other liabilities		**22,862**		18,226
Accruals and deferred income		**6,844**		4,345
Provisions		**14,753**		13,028
		324,942		266,244
Fund for general banking risks	*1,666*		*1,632*	
Subordinated loans	*53*		*60*	
Reserves	*13,108*		*11,867*	
Third-party interests	*3,151*		*1,415*	
Group equity		**17,978**		14,974
Total liabilities		**342,920**		**281,218**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for 2000

(in EUR millions)		2000		1999
Income				
Interest income	*18,408*		*14,715*	
Interest expense	*13,823*		*10,216*	
Interest		**4,585**		4,499
Income from securities and participating interests		**750**		299
Commission income	*1,659*		*1,377*	
Commission expense	*192*		*143*	
Commission		**1,467**		1,234
Results on financial transactions		**314**		190
Other income		**635**		584
Total income		**7,751**		**6,806**
Expenses				
Staff costs	*3,099*		*2,860*	
Other administrative expenses	*1,886*		*1,594*	
Staff costs and other administrative expenses		**4,985**		4,454
Depreciation		**474**		372
Operating expenses		**5,459**		4,826
Value adjustments to receivables		**360**		350
Addition to fund for general banking risks		**52**		100
Total expenses		**5,871**		**5,276**
Operating profit before taxation		**1,880**		1,530
Taxation on operating profit		**507**		423
Operating profit/Group profit after taxation		**1,373**		1,107
Third-party interests		**179**		87
Net profit		**1,194**		**1,020**

AUDITORS' REPORT

We have audited the consolidated balance sheet and profit and loss account of Rabobank Group[1] for the year 2000, as set out on pages 66 and 67 of this report. This consolidated balance sheet and profit and loss account have been derived from the financial statements of Rabobank Group for the year 2000, which were audited by us and on which we issued an unqualified auditors' report on 8 March 2001. This consolidated balance sheet and profit and loss account are the responsibility of Rabobank Group's management. Our responsibility is to express an opinion thereon based on our audit.

We have established that the consolidated balance sheet and profit and loss account are in accordance with the financial statements from which they have been derived.

For a better understanding of Rabobank Group's financial position and results and of the scope of our audit, the consolidated balance sheet and profit and loss account should be read in conjunction with the full financial statements from which they have been derived and our auditors' report issued thereon.

Utrecht, 8 March 2001

Ernst & Young Accountants

1) Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA in Amsterdam, its affiliated Rabobanks, NV Interpolis in Tilburg, Robeco Groep NV in Rotterdam, De Lage Landen International BV in Eindhoven, Schretlen & Co NV in Amsterdam, Rabohypotheekbank NV in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken BA in Amsterdam and their group companies.

SUPERVISORY BOARD OF RABOBANK NEDERLAND

as at 1 April 2001



Top, from left to right: M.J. Varekamp, H.G.J. Hermsen *Secretary*, A.H. van de Zwaan *Deputy Chairman*, M.A. Bierens, D. Luteijn *Chairman*.
Bottom, from left to right: N.H. Douben, S.E. Eisma *Deputy Secretary*, Y.C.M.T. van Rooy, H.C. Scheffer, A.W. Veenman.

DIRECTORS OF RABOBANK NEDERLAND

as at 1 April 2001

Board of Directors



From left to right:

A.J.A.M. Vermeer, W. Meijer *Chairman*, L. Koopmans *Deputy Chairman*, P.A.A.M. Rutten *Secretary*, P.C. Lodders-Elfferich, J.B. Uit den Boogaard, G. van Dijk, J. Bilderbeek.

Executive Board



From left to right:

J.C. ten Cate, W.M. van den Goorbergh *Deputy Chairman*, H.N.J. Smits *Chairman*, J.F.C.M. van Nuenen, J.J. Verhaegen, D.J.M.G. baron van Slingelandt.

DIRECTORS AND MANAGEMENT OF GROUP ENTITIES

as at 1 April 2001

Rabobank International
D.J.M.G. baron van Slingelandt, *Chairman*
W.J. Kolff, *Deputy Chairman*
R.J. Dekker

NV Interpolis
P.J.A. van Schijndel, *Chairman*
H.A.J. Hannen, *Deputy Chairman*

De Lage Landen International BV
P.H.J.M. Dirken, *Chairman*
A.J. Gilhaus
C.A.C.M. Schellens

Robeco Groep NV
P. Korteweg, *Chairman*
G.A.M.J. Daeninck
J.J. van Duijn
H.H. van der Koogh

Effectenbank Stroeve NV
C. Haasnoot, *Chairman*
J.C. Balt
N.W. van den Haak

Schretlen & Co NV
H.A.J.M. Knebel, *Chairman*
T.I. van Bommel - Scheffer

Gilde Investment Management BV
B.T. Molenaar, *Chairman*
A.A. den Heijer

International Private Banking & Trust
T.C.A.M. van Rijckevorsel, *Chairman*
P. Konijnenburg
J. Lont
M.C.A. Tomcheck
H.D. Zimmer

Rabo Securities BV
W.A.J. Beelaerts van Emmichoven, *Chairman*
D.A.G. Bech

Rabo Vastgoed BV
P. Wetselaar, *Chairman*
J. Roelofs

Group Staff Departments of Rabobank Nederland
W.W. Boonstra,
Economic Research
A. Bruggink,
Control Rabobank Group
H.M. Geukers,
Supervision and Compliance
J.M.J. Hageraats,
Rabobank Health and Safety Service
F.H. Horbeek,
Rabobank Group Security Coordination
A.A.J.M. van Iersel,
Human Resources
B.J. Krouwel,
Sustainability and Innovation
A.J.A.M. Kuijpers,
Strategy
H.W.E. Riedlin,
Internal Audit
T.H.M. Schijf,
Legal and Tax Affairs
J. Schinkelshoek,
Corporate Communication

RABOBANK GROUP MISSION STATEMENT

The Rabobank Group - what we want to be

The Rabobank Group was founded in the Netherlands by enterprising people who had virtually no access to capital. The early credit co-operatives broadened access to capital by providing financial services to small and medium-sized companies, especially in the agricultural sector. By working on co-operative, or mutual, principles, a financial institution has since evolved which enables clients to achieve their financial ambitions. This goal forms the driving force behind Rabobank Group: it aims to create opportunities for individuals and organisations to participate fully and independently in economic activities.

The Group offers all financial services needed by customers as they participate in a modern social context. It provides a wide range of financial services in the Netherlands, striving to ensure that all services are continually adjusted and updated so that they always meet the needs of both individuals and companies in the domestic market in the Netherlands, as well as elsewhere in the world.

The Rabobank Group believes sustainable growth in prosperity and well being requires careful nurturing of natural resources and the living environment. Our activities will contribute to this development. Rabobank respects the culture and traditions of the countries where it operates, insofar as these do not conflict with our own objectives and values. In all activities undertaken by Rabobank Group, solvency and liquidity will be safeguarded as the basis for continuity of services to our clients.

Core purpose

We, the staff and management of Rabobank Group, have as both point of departure and primary goal the best interests of our customers. We aim to add value by:

- providing those financial services considered best and most appropriate by our customers;
- ensuring continuity in the services provided with a view to the long-term interests of the client;
- commitment to our clients and their concerns and issues so that we can contribute to achieving their ambitions.

Core values

We believe it is important that clients immediately recognise and personally experience the following values in all our activities:

- integrity: we act according to our stated aims;
- respect: we will interact with clients so that they experience our respect for them;
- expertise: we must be able to fulfil every promise we make.

Social Pact with members

Rabobank Group is open to the views, concerns and issues of our clients, and to those affected by our activities. Customers who are committed to the co-operative principles, as pursued by Rabobank Group, can become members of their local Rabobank. This enables them to participate and to have a say in the way Rabobank Group works to further their, the customer's, goals.

RABOBANK GROUP INTERNATIONAL NETWORK

Outside the Netherlands, Rabobank Group is represented by 142 branches in 38 countries.

They are located as follows:

Rabobank International (103)

Europe (17)

Belgium
Antwerp
United Kingdom
London
Edinburgh
France
Paris
Germany
Frankfurt
Hamburg
Italy
Milan (2)
Spain
Madrid
Hungary
Budapest
Ireland
Dublin (2)
Poland
Warsaw
Poznan
Turkey
Istanbul
Russia
Moscow (2)

North and South America (14)

United States
New York
Dallas
San Francisco
Chicago
Atlanta
Washington
Canada
Toronto
Curaçao
Willemstad
Brazil
Sao Paulo
Argentina
Buenos Aires (2)
Mexico
Mexico City
Chile
Santiago (2)

Asia (16)

Singapore
Singapore
Malaysia
Kuala Lumpur
Labuan
Thailand
Bangkok
China
Hong Kong
Shanghai
Beijing
Taiwan
Taipei
Indonesia
Jakarta (2)
Vietnam
Ho Chi Minh City
Japan
Tokyo (3)
India
Mumbai
New Dehli

Australia (55)

Australia
Sydney (2)
Melbourne
Adelaide
Ayr
+20 branches

New Zealand
Auckland
Christchurch (2)
Palmerston North



Dunedin
Wellington
Alexandra
+ 23 branches

Africa (1)

South Africa
Johannesburg

Interpolis (3)

Ireland
Dublin
Luxembourg
Luxembourg
Portugal
Lisbon

De Lage Landen (17)

Germany
Düsseldorf
Belgium
Zaventem
Denmark
Ballerup
Egaa
Finland
Helsinki
United Kingdom
Watford
France
Paris
Italy
Milan
Ireland
Dublin
Spain
Madrid
Sweden
Sundyberg
United States
Des Moines
Berwyn
Canada
Oakville
Brazil
Canoas
Poland
Warsaw

Switzerland
Schlieren

Schretlen & Co (1)

Belgium
Antwerp

International Private Banking & Trust (11)

(including Rabo Robeco Bank)
Switzerland
Geneva
Zurich
Germany
Frankfurt am Main
Luxembourg
Luxembourg (2)
Channel Islands
Guernsey (2)
Curaçao
Willemstad
Singapore
Singapore
China
Hong Kong (2)

Robeco Groep (7)

Switzerland
Zurich
France
Paris
United Kingdom
London
Belgium
Brussels
Curaçao
Willemstad
United States (Weiss, Peck & Greer)
New York
Chicago

INDEX

Published by
Rabobank Nederland Corporate Communication

Editors
Lian Bakx, Jan Dost
Ronald van Logtenstein
Andries van der Bruggen (financial statements)

Art direction and design
Borghouts Design, Haarlem

Photographic themes
ANP, Frans-Jan Fortunati, Jeroen van Bergen
Carel van Hees, Witho Worms

Portrait photography
Frans-Jan Fortunati, Carel van Hees, Witho Worms

English translation
Ernst & Young Translation Bureau, Rotterdam

Supervision production
Ger de Vries, GPR CommunicatieManagement, Eindhoven

Pre-press
De t Plantage, Eindhoven
Neroc, Eindhoven

Printers
Hoonte Bosch & Keuning, Utrecht

Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 and 120 grams Biotop paper. This paper has the 'Swan' environmental label.


DE NOORDSE MILIEUKEUR
304 009
LAGE EMISSIES TIJDENS PRODUKTIEPROCES

Publication
This publication and the separate 'Rabobank Group 2000 financial statements and other information' together form the annual report, financial statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA.

Filing
After they have been adopted, the 'Rabobank Group 2000 financial statements and other information' will be filed at the offices of the Trade Registry of the Chamber of Commerce and Industries under number 30046259.

Disclaimer
Although the compilers of this annual report have done everything in their power to trace the copyrights on the pictures used, this was not possible in all cases. We would kindly request any parties concerned to contact Rabobank Nederland Corporate Communication on this matter.

Dutch language version
This annual report is also available in Dutch.

For copies of the reports listed below please contact:
Rabobank Nederland Corporate Communication, Utrecht
- telephone +31 (0) 30 - 216 20 40
- fax +31 (0) 30 - 216 19 16
- e-mail rabocomm@rn.rabobank.nl

- Rabobank Group - Annual Report 2000 (in Dutch or in English);
- Rabobank Group - Rabobank Group 2000 financial statements and other information (in Dutch or in English);
- Rabobank Group - Staff Annual Report 2000 (in Dutch only)
- Rabobank Group - Sustainability Annual Report 2000 (in Dutch only)
- Rabobank Arbodienst - Annual Report 2000 (in Dutch only)
- Rabobank Pension Fund - Annual Report 2000 (in Dutch only)
- Rabobank Foundation - Annual Report 2000 (in Dutch only)


This annual report is also available on the internet:
www.rabobankgroup.com/results

Financial Statements 2000

and other information

FIVE YEARS IN FIGURES

	2000	1999	1998	1997	1996
Volume of services (in EUR millions)					
Total assets	**342,920**	281,218	249,718	194,222	152,068
Private sector lending	**179,137**	161,074	129,554	117,569	99,717
Funds entrusted	**146,705**	127,527	114,826	98,307	79,854
Assets managed [1]	**121,100**	106,900	83,600	54,400	12,500
Premium income, insurance	**3,417**	2,867	2,485	2,168	1,656
Financial position and solvency (in EUR millions)					
Reserves	**13,108**	11,867	10,381	9,708	8,791
Tier I capital	**14,653**	13,007	11,817	11,113	10,280
Tier I + Tier II capital	**15,093**	13,650	12,660	11,947	10,973
Total risk-weighted assets	**142,278**	129,801	114,445	107,163	96,095
Tier I ratio [2]	**10.3**	10.0	10.3	10.4	10.6
BIS ratio	**10.6**	10.5	11.1	11.1	11.3
Profit and loss account (in EUR millions)					
- Interest	**4,585**	4,499	3,781	3,542	3,212
- Commission and other income	**3,166**	2,307	2,051	1,738	1,163
Total income	**7,751**	6,806	5,832	5,280	4,375
Operating expenses	**5,459**	4,826	4,099	3,730	2,921
Value adjustments to receivables	**360**	350	340	254	381
Addition to the fund for general banking risks	**52**	100			
Operating profit before taxation	**1,880**	1,530	1,393	1,296	1,073
Taxation on operating profit	**507**	423	401	395	320
Third-party interests	**179**	87	56	36	12
Net profit	**1,194**	1,020	936	865	741
Ratios					
Return on reserves	**10.1%**	9.8%	9.6%	9.8%	9.3%
Income/operating expenses ratio	**1.42**	1.41	1.42	1.42	1.50
Other data (numbers of)					
Member Banks	**397**	424	445	481	510
Offices:					
- branches	**1,727**	1,795	1,797	1,823	1,854
- agencies	**548**	610	629	654	723
Cash dispensing machines	**2,676**	2,546	2,430	2,268	2,056
Foreign offices	**142**	147	150	112	87
Employees:					
- total number	**55,098**	53,147	49,465	44,667	40,275
- full-time equivalents	**49,711**	48,224	45,310	40,927	36,828
Members (x 1,000) [3]	**550**	510	515	525	535

1) As a result of a change in definition, assets under management can no longer be compared with amounts disclosed in previous financial statements.

2) Includes the open fund for general banking risks (FAR) as from 1997. The comparative figure for year-end 1996 has been restated.

3) Due to a clean-up of the records the number of members in 1999 and previous years was reduced by 50,000.

CONTENTS

Financial statements

Other information

This is a translation of the Dutch Report.
In the event of any conflict in interpretation, the Dutch original takes precedence

This document and the separate publication 'Rabobank Group annual report 2000' together form the annual report, financial statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2000

(after profit appropriation)

(in EUR millions)		2000		1999
Assets				
Cash (1)		**3,086**		2,327
Short-term government paper (2)		**7,362**		1,179
Professional securities transactions	*28,485*		*16,588*	
Other banks	*9,879*		*8,011*	
Banks (3)		**38,364**		24,599
Public sector lending	*2,424*		*1,378*	
Private sector lending	*179,137*		*161,074*	
Professional securities transactions	*10,105*		*8,549*	
Lending (4)		**191,666**		171,001
Interest-bearing securities (5)		**73,610**		61,217
Shares (6)		**15,850**		8,215
Participating interests (7)		**567**		174
Property and equipment (8)		**3,392**		3,143
Other assets (9)		**2,590**		3,071
Prepayments and accrued income (10)		**6,433**		6,292
Total assets		**342,920**		**281,218**

(in EUR millions)		2000		1999
Liabilities				
Professional securities transactions	*28,429*		*17,518*	
Other banks	*55,462*		*41,588*	
Banks (11)		**83,891**		59,106
Savings	*55,575*		*54,044*	
Professional securities transactions	*17,239*		*4,757*	
Other funds entrusted	*73,891*		*68,726*	
Funds entrusted (12)		**146,705**		127,527
Debt securities (13)		**49,887**		44,012
Other liabilities (14)		**22,862**		18,226
Accruals and deferred income (15)		**6,844**		4,345
Provisions (16)		**14,753**		13,028
		324,942		266,244
Fund for general banking risks (17)	*1,666*		*1,632*	
Subordinated loans (18)	*53*		*60*	
Reserves (19)	*13,108*		*11,867*	
Third-party interests (20)	*3,151*		*1,415*	
Group equity		**17,978**		14,974
Total liabilities		**342,920**		**281,218**
Contingent liabilities (21)		**10,292**		9,520
Irrevocable facilities (22)		**38,583**		28,224

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for 2000

(in EUR millions)		2000		1999
Income				
Interest income (23)	*18,408*		*14,715*	
Interest expense (24)	*13,823*		*10,216*	
Interest		4,585		4,499
Income from securities and participating interests (25)		750		299
Commission income (26)	*1,659*		*1,377*	
Commission expense (27)	*192*		*143*	
Commission		1,467		1,234
Results on financial transactions (28)		314		190
Other income (29)		635		584
Total income		**7,751**		**6,806**
Expenses				
Staff costs (30)	*3,099*		*2,860*	
Other administrative expenses (31)	*1,886*		*1,594*	
Staff costs and other administrative expenses		4,985		4,454
Depreciation (32)		474		372
Operating expenses		5,459		4,826
Value adjustments to receivables (33)		360		350
Addition to Fund for general banking risks (34)		52		100
Total expenses		**5,871**		**5,276**
Operating profit before taxation		1,880		1,530
Taxation on operating profit (35)		507		423
Operating profit/Group profit after taxation		1,373		1,107
Third-party interests (36)		179		87
Net profit		**1,194**		**1,020**

CASH FLOW STATEMENT

(in EUR millions)		2000		1999
Cash flow from operational activities				
Group profit after taxation		**1,373**		1,107
Adjustments for:				
- Depreciation	474		372	
- Value adjustments to receivables	360		350	
- Addition to Fund for general banking risks	52		100	
- Movements in provisions	367		416	
- Accrued and deferred items and technical reserves relating to the insurance business	3,716		(220)	
		4,969		1,018
Cash flow from business operations		**6,342**		2,125
Movements in government paper and securities	(6,183)		1,250	
Movements in securities trading portfolio	(17,989)		5,301	
Movements in securitised loans	1,728		(1,154)	
Movements in banks	10,478		5,939	
Movements in lending	(20,665)		(30,544)	
Movements in funds entrusted	19,178		12,701	
Other movements from operational activities	4,236		(4,839)	
		(9,217)		(11,346)
Net cash flow from operational activities		**(2,875)**		(9,221)
Cash flow from investing activities				
Investments and purchases				
- Investment portfolio	(44,949)		(32,584)	
- Participating interests	(444)		(24)	
- Tangible fixed assets	(781)		(892)	
		(46,174)		(33,500)
Disposals, redemptions and sales				
- Investment portfolio	42,334		39,144	
- Participating interests	42		19	
- Tangible fixed assets	206		235	
		42,582		39,398
Net cash flow from investing activities		**(3,592)**		5,898
Cash flow from financing activities				
Rabobank membership certificates		**892**		-
Trust Preferred Securities		-		650
Subordinated loans		**(7)**		(10)
Debt securities		**5,875**		2,768
Payment on Rabobank membership certificates and Trust Preferred Securities		**(76)**		(4)
Net cash flow from financing activities		**6,684**		3,404
Net cash flow		**217**		81

The cash flow statement provides a summary of the net movements in operational, investment and financing activities. Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

1)
Excluding movements in technical reserves relating to the insurance business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of consolidation

The consolidated financial statements of Rabobank Group include the financial information of Rabobank Nederland and the local member banks, as well as the financial information of other group companies. The assets, liabilities and results of these companies are consolidated in full. Third-party interests are disclosed separately. Joint ventures are included in the consolidated financial statements in proportion to the Bank's share. Account balances between the banking activities and the insurance activities are eliminated insofar as they arise from financing activities.

The consolidated financial statements form part of the financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA (Rabobank Nederland) and are referred to as the financial statements of Rabobank Group. The difference between the equity and results as presented in the financial statements of Rabobank Group and in the financial statements of Rabobank Nederland can be attributed to the equity and results of the local member banks affiliated to Rabobank Nederland, Rabohypotheekbank NV and Onderlinge Waarborgmaatschappij Rabobanken BA.

Unless otherwise stated, all amounts disclosed in these notes are in millions of euros.

Changes in classification and accounting policies

To the end of 1999, nearly all income with the character of interest arising on derivative transactions to hedge interest rate risks was recognised in the item interest income and the comparable expenses in the item interest expense. With effect from the 2000 financial statements, income from derivatives relating to liabilities is recognised as negative interest expense and the expense of derivatives relating to assets is recognised as negative interest income. Comparative figures for 1999 have been restated accordingly. Interest income and interest expense were both reduced by € 3,795 million. The item interest, the net balance of interest income and interest expense, was not affected.

In accordance with new accounting and reporting guidelines in the Netherlands, with effect from the 2000 financial statements individual assets held under operating leases that are part of a portfolio are recognised in the item lending if only a very limited proportion of the advantages and disadvantages of owning the total of the leased assets in the portfolio are for the account of the Group. Related income and expenses are recognised as interest with immediate effect. This change has consequences for other land and buildings in the item property and equipment. Comparative figures for 1999 have been restated accordingly. The item lending consequently increased by € 509 million and the item other land and buildings decreased by the same amount. Depreciation for 1999 was reduced by € 15 million and other income by € 49 million; interest income increased by € 34 million.

With effect from the 2000 financial year the results realised by the insurance operations on investments in land and buildings and the investments in shares and convertible bonds have been calculated by means of the Structural Return Method (SR method). The calculation of these results is based on long-term average results. A characteristic of the method is that exchange differences (the so-called indirect return) are taken to the profit and loss account over several years. In view of the volatility of the results (dividends and exchange differences) on investments in land and buildings and investments in shares and convertible bonds, the SR method provides a truer allocation of income and insurance expense. The results on investments in shares are thus more in keeping with the more even character of the insurance expense over time. Up to the 2000 financial year, exchange differences realised on investments in shares were credited to the profit and loss account over a period of four years. As a result of the change in accounting policies, the result before taxation for the 1999 financial year is € 23 million lower than under the former method. The volume of shareholders' equity was not influenced by the change in accounting policies. In view of the negligible importance, comparative figures have not been restated.

Where necessary for comparative purposes, prior-year figures have been subject to other reclassification. These reclassifications have no impact on results and equity.

Recognition of financial instruments in the balance sheet

A financial asset or a financial liability is included in the balance sheet as from the moment that the company has a right to the benefit or is committed to the obligations arising from the contractual provisions of the financial instrument. From the moment that these conditions are no longer met, a financial instrument is no longer included in the balance sheet. Financial assets and liabilities are netted off in the balance sheet if the Bank is allowed to do so on the basis of legal or contractual provisions and has the intention to offset these assets and liabilities or to settle them simultaneously.

Accounting policies

General

Assets and liabilities are carried at face value unless the notes indicate otherwise. All assets are carried net of such diminution in value as is deemed necessary. The addition to the item value adjustments to receivables is determined on a general basis. The accounting policies applied by NV Interpolis are in accordance with the reporting requirements for insurance companies.

Premiums and discounts are included under prepayments and accrued income or accruals and deferred income, as appropriate, and are amortised over the term to maturity of the items concerned.

Derivatives

Interest rate contracts relating to trading activities are stated at market value based on the spot rate at the balance sheet date. Gains and losses on these contracts are accounted for under results on financial transactions. Other interest rate contracts are valued in line with the underlying assets and liabilities. Gains and losses are accounted for under interest in proportion to the expired term.

Foreign exchange contracts relating to borrowing and lending transactions are carried at the spot rate of exchange ruling at the balance sheet date. Gains and losses resulting from these transactions are accounted for under interest in proportion to the term to maturity. Other foreign exchange contracts are carried at the market price for the remaining term ruling at the balance sheet date. Realised and unrealised exchange differences are taken to results on financial transactions. Other contracts are carried at market value.

Foreign currency

Participating interest denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences which have not been hedged are taken to reserves. Other assets and liabilities denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences are taken to results on financial transactions.

Assets, liabilities and results of the insurance business denominated in foreign currencies are translated at the spot rate of exchange ruling at the balance sheet date. Resulting exchange differences on assets and liabilities, which are for the own account and risk, are taken direct to reserves.

Leasing
Amounts receivable on leases of movable and immovable property are included in the balance sheet under lending and banks. The value of rights acquired under techno-lease agreements is included under lending.

Net income from lease contracts is included in the profit and loss account under interest income.

Short-term government paper
Short-term government paper is carried at the lower of cost and market value. The value of short-term government paper for which all or most of the interest income is received at the time of redemption is increased by a proportional part of the difference between cost and redemption value for the remaining time to maturity, calculated on the basis of compound interest.

Interest-bearing securities and shares
Investment portfolio
The investment portfolio consists of securities forming part of fixed assets and held as investments in accordance with Rabobank policy. Bonds and other interest-bearing securities are carried at redemption value. The difference between redemption value and cost is accounted for under prepayments and accrued income or accruals and deferred income and taken to interest income over the term of the securities concerned.

Bonds and other interest-bearing securities for which all or most of the interest income is received at the time of redemption are carried at cost rather than at redemption value. The value of these items is increased by a proportional part of the difference between cost and redemption value for the remaining time to maturity, calculated on the basis of compound interest. This increase is accounted for as interest income.

Gains and losses on the sale of bonds and other interest-bearing securities forming part of an investment portfolio are accrued or deferred, as appropriate, and recognised as interest income over the weighted average remaining term to maturity of that investment portfolio. If, as a result, the capitalised losses exceed the deferred gains, the excess is taken direct to the profit and loss account as a deduction from interest income. This exception does not apply for the insurance business. Gains and losses on securities sold on account of a structural reduction of the investment portfolio are taken direct to interest income.

Transfers of bonds and other interest-bearing securities from the investment portfolio to the trading portfolio, and vice versa, are made at market value. Resulting gains and losses are accounted for in the same manner as gains and losses on sales of either the investment portfolio or the trading portfolio, as appropriate.

Shares and other variable-yielded securities listed on a stock exchange are carried at year-end market value; those not listed are carried at estimated realisable value. Resulting unrealised differences in value are taken to a revaluation reserve, taking into account deferred taxation. Unrealised differences in the value of hedging contracts are treated in the same manner. Realised price differences and unrealised losses which cannot be charged to the revaluation reserve are taken to the profit and loss account under income from securities and participating interests. In respect of investments made by the insurance operations in land and buildings and shares and convertible bonds, a structural total return is recognised in the profit and loss account. The total return consists of the direct return realised (net rental income and dividends) and an indirect return. The total return is calculated by multiplying the average return realised on the investments in the past 30 years by the average value of the investments in the past seven years. The indirect return is calculated as the difference between the total return and the direct return. The indirect return is released from the revaluation reserve. Releases from the revaluation reserve are made insofar as the reserve is positive.

The accounting policy for investments in separate investment funds (insurance business) is the same as the policy disclosed above, except for unrealised differences in value on investments in shares and other variable-yielded securities which are accounted for in the provision for price differences third parties. Realised price gains and losses are taken direct to the profit and loss account. Other investments for the account and risk of policyholders are carried at market value, increased with accrued interest where appropriate. Realised and unrealised differences in value are taken to the profit and loss account.

Trading portfolio
The trading portfolio is carried at market value or estimated realisable value at the balance sheet date. Differences in value relating to the trading portfolio are accounted for under results on financial transactions. Repurchased own bonds and other interest-bearing securities for resale are carried at the lower of cost and market value.

Certificates of deposit and commercial paper
Certificates of deposit and commercial paper qualifying as loans and advances are carried at face value. If they do not qualify as such, they are valued in the same way as bonds and other interest-bearing securities.

Temporary other investments
Temporary other investments are carried at the lower of cost and market value, determined individually for each investment. Downward value adjustments and reversals thereof, as well as dividends, are taken to the profit and loss account under income from securities and participating interests.

Participating interests
Participating interests over whose commercial and financial policy Rabobank exercises significant influence are carried at net asset value based on the latest financial information available. Rabobank's share in the results of participating interests is included in the profit and loss account under income from securities and participating interests.

Other participating interests are carried at current cost, i.e. their net realisable value. The resulting positive differences in value in relation to cost are taken to the revaluation reserve for participating interests. Decreases in the revaluation reserve on account of disposals are released to the profit and loss account. Downward value adjustments for which no reserve has been formed, as well as reversals thereof, are accounted for under income from securities and participating interests. Dividends received from other participating interests are also included under income from securities and participating interests.

Results of foreign branches denominated in foreign currencies are translated at the average rates for the financial year. Resulting translation differences are taken to the revaluation reserve.

Goodwill, being the difference between the cost and net asset value of participating interests, is charged direct to other reserves in the year of acquisition. Negative goodwill on acquisition of participating interests is taken direct to the revaluation reserve. The revaluation reserve is transferred to other reserves evenly on a consistent basis and in proportion to the gains accruing on the participating interests concerned.

Property and equipment

Property in use by the Bank

Bank buildings are carried at current cost, derived from their replacement value based on continuity and functionality. This replacement value is arrived at by means of periodic appraisals, so that each building is appraised at least once in every ten years. The current cost of premises not appraised in the year under review is adjusted based on the building industry index.

Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. The current cost is depreciated on a straight-line basis over an expected useful economic life of 40 years.

Bank buildings under construction are carried at cost. No depreciation is charged while work is in progress. Buildings due to be sold are stated at their appraised net realisable value. Lump-sum ground rent of land held on long lease is capitalised and written off over a period not exceeding 40 years.

Property not in use by the Bank

Buildings not in use by the Bank are carried at current cost, i.e. their net realisable value. Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. Downward value adjustments which cannot be absorbed by the revaluation reserve are accounted for under depreciation.

Immovable property acquired under foreclosure is carried at the lower of cost and net realisable value. Buildings under construction are carried at the lower of cost or net realisable value and net of any payments received on account.

Property relating to the insurance business

All land and buildings are carried at current cost, i.e. the estimated private sale value, taking into account the expected return on investment and the nature and location of the property. Changes in value resulting from this accounting policy are taken to the revaluation reserve, taking into account deferred taxation. Buildings under construction are carried at the direct all-inclusive building costs incurred up to the balance sheet date, plus the contractual obligations entered into and net of any expected decrease in value upon delivery.
Land and buildings are not depreciated.

Equipment

Equipment is carried at cost and depreciated evenly over the estimated useful lives of the items concerned.

Debt securities

Borrowings

Borrowings all or most of whose interest charges are paid at the time of redemption are carried at cost, plus a proportional part of the difference between cost and redemption value for the remaining term to maturity, calculated on the basis of compound interest. The increase is accounted for in the profit and loss account under interest expense.

Provisions

Provision for pensions

The pension commitments are largely insured with pension funds or insurance companies. Self-administered pension schemes are included under this provision.

Provision for deferred taxation

The provision is formed for deferred tax liabilities resulting from timing differences and is stated at its present value. In the insurance business, the provision is stated at non-discounted value and is calculated taking into account the reserves recognised for tax purposes. Deferred tax assets are included only insofar as they are likely to crystallise.

Technical reserves relating to the insurance business

Unearned premium reserve

The unearned premium reserve relates to non-life insurance only and represents the unearned portion of premiums written. The reserve includes the ageing provisions for disability and sickness benefits policies.

Provisions for life insurance

Life insurance liabilities are calculated in accordance with the net method on the basis of recent mortality tables and a discount rate of predominantly 4%. The discount rate used for underwriting liabilities relating to 'Spaar-Optimaal' insurance products is variable depending on mortgage loans linked to the various insurance products. The provision is stated net of capitalised interest rate rebates and net of capitalised acquisition costs incurred on life insurance premiums with renewal premiums. Capitalised interest rate rebates on policies for which Interpolis bears the full investment risk are taken to the profit and loss account evenly over a period of ten years. The same applies to commission on new business. For policies for which Interpolis bears virtually no investment risk the interest rate rebates are amortised over the full term of the policy. This provision includes profit guarantees based on actuarial principles.

Outstanding claims reserve

The outstanding claims reserve is formed for outstanding claims, including claims incurred but not yet reported in the year under review. The reserve is either specific or estimated on the basis of claims experience, and includes claims handling expenses payable. Disability insurance claims are calculated in accordance with actuarial claims accrual factors using a discount rate of 4%.

Provision for insurance for which policyholders bear the investment risk

The provision for these liabilities, insofar as the underlying investments are held in separate investment funds, is calculated in the same way as the provision for life insurance. The provision for other insurance for which policyholders bear the investment risk are calculated in accordance with the carrying value of the underlying investments.

Other technical reserves

Other technical reserves include a reserve for catastrophe risks in non-life operations. The addition to the reserve is based on the expected cost of external reinsurance cover. Amounts are released from the reserve if the total loss relating to catastrophe risks on an annual basis exceeds a pre-defined limit. Different limits have been set for the various sectors.

Other provisions

Other provisions, banking activities

During the term of the Collective Labour Agreement (CLA), an employee who meets the CLA age requirements and who has been employed in the banking industry for at least ten years, can opt for early retirement at or around the age of 60.

A provision has been formed for employees who may opt for the Voluntary Early Retirement Scheme. The provision is calculated actuarially, using an average market rate of interest, for all employees of 45 and older and who are likely to make use of the scheme.

All other provisions are carried at their non-discounted value.

Other provisions, insurance business
The provision for price differences third parties relates to unrealised price differences, as at the balance sheet date, on investments in property and shares of separate investment funds. Results realised on the sale of property and shares are taken to the profit and loss account.

The provision for staff non-activity schemes includes a provision for early retirement. The provision represents the present value of staff costs to be incurred during the period of early retirement of group staff. In calculating the provision, allowance is made for an employee's chances of staying, participating in the scheme or dying before the retirement age, a discount rate of 4% and a retirement age of predominantly 61. The provision for pensions is formed for group staff who have joined the pension scheme. The provision represents the present value of past-service pension commitments, calculated in accordance with the proportional pension rights method using a discount rate of 4%.

Fund for general banking risks
The fund serves to absorb general banking risks where this is prudently required. These risks include risks arising on account of unforeseeable and therefore unquantifiable expenses, such as large misappropriations of funds, nationalisation, et cetera, on the one hand and expenses resulting from large, exceptional setbacks relating to lending, interest rates, currencies, et cetera, on the other. Movements in the fund are accounted for separately in the profit and loss account. Expenses absorbed by amounts released from the fund are accounted for under the related items in the profit and loss account. Movements in the fund are taken into account in determining the tax charge. The fund is presented in the balance sheet net of deferred tax assets.

Income and expenses
Interest, commission and other income are recognised in the financial year in which they have been earned. Interest and commission due which are doubtful of collection are not recognised as income. This applies in particular to unpaid interest and commission on loans and advances whose value has been adjusted because of a debtor's expected or actual default. The same applies to the unpaid portion of interest and commission on those loans and advances whose value has been adjusted on account of country risks. In determining the costs, allowance is made for accrued and deferred items.

In calculating the tax charges, allowance is made for current tax relief facilities, including additions to the item value adjustments to receivables and to the fund for general banking risks, which are taken into account in full.

Depreciation is charged in accordance with the notes to the item property and equipment.

NOTES TO THE CONSOLIDATED BALANCE SHEET

(in EUR millions)

1 Cash

This item consists of legal tender, balances available on demand with foreign central banks in countries where Rabobank Group is represented, as well as a balance with the Dutch Central Bank under its minimum reserve policy.

2 Short-term government paper

This item relates to government paper with an original term to maturity of up to two years eligible for refinancing with central banks in the country of origin.
€ - (12) million of the portfolio has been pledged as security on money market and foreign exchange transactions and is therefore not readily available.
At cost: € 7,357 (1,179) million.
At market value: € 7,353 (1,179) million.

3 Banks (*receivable*)

This item represents loans and advances, other than in the form of interest-bearing securities, to banks.
The total amount includes subordinated loans of € - (9) million, amounts receivable on lease contracts of € 62 (96) million, and assets transferred under sale and repurchase transactions of € - (472) million.
€ 10 (70) million is not readily available as it has been pledged as security.

4 Lending

This item consists of loans and advances, other than in the form of interest-bearing securities, to customers other than banks.

	2000	*1999*
This item can be broken down as follows:		
- Public sector lending	**2,424**	1,378
- Private sector lending (corporate clients)	**100,734**	91,307
- Private sector lending (private individuals)	**79,931**	71,148
- Professional securities transactions	**10,105**	8,549
- Provisions for doubtful debts and country risks	**(1,528)**	(1,381)
Total lending	**191,666**	**171,001**
This item includes:		
- Securitised loans	**8,286**	7,925
- Loans and advances to participating interests	**9**	-
- Other subordinated loans and advances	**59**	58
- Amounts receivable on lease contracts	**8,861**	7,535
Of which operational lease contracts	**2,685**	2,436
- Loans and advances guaranteed by public authorities	**4,969**	4,618
- Mortgages guaranteed by public authorities	**7,144**	6,544
- Other mortgages	**104,906**	96,106
Total home mortgages	**77,923**	69,025
Amount not readily available (pledged as security)	**-**	48

2)
The securitised loans are not formally separated from the Bank's own assets. The

	2000	1999
Breakdown of private sector lending by industry sector:		
- Agricultural sector	17%	18%
- Trade and industry and the services sector	41%	40%
- Private individuals	42%	42%

Movements in provisions for doubtful debts and country risks

	2000	1999
Balance at 1 January	**1,480**	1,361
Addition	**360**	350
Amounts charged to the provisions	**(251)**	(258)
Other movements, including exchange differences	**57**	27
Balance at 31 December	**1,646**	**1,480**

€ 1,528 (1,381) million of the provision relates to lending, while the remaining balance relates to banks, interest-bearing securities and off-balance-sheet items.

Risk on non-OECD countries

Regions:	In Europe	In Africa	In Latin America	In Asia Pacific	Total	as a % of total assets
Economic country risk (excluding derivatives) [3]	611	583	2,411	4,841	8,446	2.5%
Risk-reducing components:						
Loans and advances granted in local currency	125	-	564	844	1,533	
Third party coverage of country risk	101	79	613	593	1,386	
Deduction for transactions with lower risk	151	111	493	320	1,075	
Net exposure before provision	234	393	741	3,084	4,452	1.3%
						as a % of total provisions
Total provisions for economic country risk	12	2	56	327	397	24.1%

3)

5 Interest-bearing securities

This item represents interest-bearing negotiable bonds and other interest-bearing securities, other than short-term government paper.

	2000	1999
Interest-bearing securities issued by:		
- Public authorities	**48,483**	40,977
- Other issuers	**25,127**	20,240
Total interest-bearing securities	**73,610**	**61,217**
This item can be broken down as follows:		
- Investment portfolio	**40,277**	39,827
- Trading portfolio	**32,218**	18,547
- Securitised loans	**1,115**	2,843
	73,610	61,217
The portfolio includes:		
- Securities issued by group companies	**319**	281
- Subordinated securities	**42**	272
Listed securities	**67,630**	52,981
Unlisted securities	**5,980**	8,236
Falling due next year	**16,350**	17,517
Given on loan	**586**	-
Amount not readily available (pledged as security)	**5,697**	6,382
Value of assets transferred under sale and repurchase transactions	**647**	984
Investment portfolio at cost	**40,712**	40,803
Trading portfolio at cost	**32,394**	18,316
Movements in the investment portfolio:		
Balance at 1 January	**39,827**	45,413
Purchases	**40,448**	29,620
Sales and redemptions	**(40,188)**	(37,529)
Other movements	**190**	2,323
Balance at 31 December	**40,277**	**39,827**

6 Shares

This item consists of shares and other variable-yielded securities, and temporary other investments.

	2000	1999
This item can be broken down as follows:		
- Investment portfolio	7,979	5,784
- Trading portfolio	7,229	1,734
- Client options	642	697
Total	**15,850**	**8,215**
Of which listed	6,129	5,719
Of which unlisted	9,721	2,496
Trading portfolio at cost	7,232	1,580
Temporary other investments included in total	3,597	1,527
Amount not readily available (pledged as security)	1	62
Given on loan	3	1
Movements in the investment portfolio:		
Balance at 1 January	5,784	3,546
Purchases	4,501	2,964
Sales	(2,146)	(1,615)
Revaluation	(167)	891
Diminution in value and reversals	7	(2)
Balance at 31 December	**7,979**	**5,784**
Total revaluations	593	1,103
Total diminutions in value	6	51

Client options relate to long positions in listed options held by Rabobank Nederland for the account and risk of its clients. These options are not formally separated from the Bank's own assets. The corresponding liabilities are included under other liabilities.

Breakdown of investment and trading portfolios	2000	1999
Investment portfolios		
Dutch government	10,441	11,351
Other OECD states	23,507	18,858
Mortgage-backed securities	4,092	1,771
Other interest-bearing securities	9,599	9,026
Total interest-bearing securities and short-term government paper	**47,639**	**41,006**
Shares	7,979	5,784
Total investment portfolios	**55,618**	**46,790**
Trading portfolios		
Dutch government	3,308	1,782
Other OECD states	26,949	12,545
Other interest-bearing securities	1,961	4,220
Total interest-bearing securities	**32,218**	**18,547**
Shares	7,229	1,734
Total trading portfolios	**39,447**	**20,281**

7 Participating interests

This item represents the interests held in participating interests.

	2000	*1999*
Participating interests, of which:		
- Credit institutions	**386**	11
- Other	**181**	163
Total participating interests	**567**	**174**

Of which listed: € 378 (-) million.

	2000	*1999*
Movements in participating interests:		
Balance at 1 January	**174**	155
Investments	**444**	24
Disposals	**(42)**	(19)
Profit for the year	**(5)**	20
Revaluation and other movements	**(4)**	(6)
Balance at 31 December	**567**	**174**
Total revaluations	**6**	14
Total diminutions in value	**14**	9

8 Property and equipment

This item consists of buildings and land, equipment and other tangible fixed assets, as well as tangible fixed assets not in use by the Group, such as fixed assets acquired under foreclosure.

	2000	*1999*
Land and buildings in own use	**2,230**	2,054
Other land and buildings	**523**	396
Equipment	**639**	693
Total property and equipment	**3,392**	**3,143**
Capital commitments	**144**	228

Movements in property and equipment:

	Land and buildings in own use	Other land and buildings	Equipment	Total
Net book value at 1 January	2,054	396	693	3,143
Additions	315	161	305	781
Disposals	(77)	(83)	(46)	(206)
Revaluation	34	50	-	84
Depreciation and diminution in value	(96)	(1)	(314)	(411)
Exchange differences	-	-	1	1
Net book value at 31 December	**2,230**	**523**	**639**	**3,392**
Total revaluations	226	75	-	301
Total depreciation and diminutions in value	885	15	1,406	2,306

9 Other assets

This item relates to precious metals, certificates representing precious metals, coins and medals made of precious metals (not being legal tender), goods and warehouse receipts, and assets that cannot be classified under any other heading.
Amounts receivable, other than prepayments and accrued income, included under this heading amount to € 2,429 (2,939) million.

10 Prepayments and accrued income

This item relates to prepaid expenses, interest receivable and other receivables not yet billed.

11 Banks

This item represents amounts owed to credit institutions, other than debt securities and subordinated loans.
Of which debts secured by assets: € 129 (424) million.

12 Funds entrusted

This item consists of funds entrusted by customers other than debt securities. Savings are all deposits and savings accounts of natural persons, non-profit-making associations and foundations, as well as non-transferable savings bonds.
This item includes funds entrusted by participating interests of € 57 (2) million and funds entrusted secured by assets of € 574 (3,136) million.

13 Debt securities

This item relates to bonds and other interest-bearing securities, such as non-subordinated certificates of deposit.

14 Other liabilities

This item includes liabilities that cannot be classified under any other heading, such as short positions in securities and liabilities on account of securitised loans. Of which secured by assets: € 17 (-) million.

15 Accruals and deferred income

This item relates to payments received in advance, accrued interest and other amounts payable.

16 Provisions

This item represents provisions formed for the equalisation of costs originating in the year under review or prior years, but to be incurred in future years, evenly over a number of years. It also includes best estimates of likely commitments and losses existing at the balance sheet date.

	2000	*1999*
Provision for pensions	15	40
Provision for deferred taxation	531	526
Technical reserves relating to the insurance business	13,057	11,699
Other provisions	1,150	763
Total provisions	**14,753**	**13,028**

The non-discounted value of deferred taxation amounted to € 569 (549) million.

17 Fund for general banking risks

The fund is formed to cover general risks associated with banking activities where this is prudently required. The fund is stated net of deferred tax assets.

	2000	*1999*
Movements in the fund for general banking risks:		
Balance at 1 January	1,632	1,567
Addition	52	100
Tax on addition	(18)	(35)
Balance at 31 December	**1,666**	**1,632**

18 Subordinated loans

This item relates to loans, whether or not in the form of debt securities, which, in the event of liquidation, rank for payment after all the other debts existing at that time.

The subordinated debt to Weiss, Peck & Greer LLC consists of three loans. The first loan, amounting to USD 2.5 million, falls due in 2001 and bears interest at 10.41%. The second loan, amounting to USD 6.3 million, falls due in 2006 and bears interest at 7.72%. The third loan amounts to USD 10 million, bears interest at 8.81% and falls due in 2008. Interest charged to the year under review amounted to USD 0.4 million, USD 0.5 million and USD 0.9 million respectively. Repayment ahead of schedule is possible subject to certain conditions.

The subordinated debt to Roparco NV is a loan, amounting to € 26.3 million, and bears interest at a variable rate, which averaged 6% in 2000. The loan is open-ended, subject to a notice period of five years.
The subordination can be lifted only after written approval from the Dutch Central Bank. Interest charged to the year under review amounted to € 1.6 million.

Effectenbank Stroeve NV has a subordinated debt consisting of two loans, namely a € 2.3 million loan bearing interest at 6.25% that will be repaid in 2009 and a € 2.3 million loan bearing interest at 6% that will be repaid in 2008. The interest charged to the year under review amounted to € 0.1 million and € 0.1 million respectively.

19 Reserves

	2000	1999
Reserves can be broken down as follows:		
Revaluation reserves	407	603
Other reserves	11,159	10,614
Rabobank membership certificates	892	-
Trust Preferred Securities	650	650
	13,108	11,867

	2000	1999
Revaluation reserves		
Balance at 1 January	603	437
Revaluation	(73)	258
Transferred to other reserves	(66)	(28)
Released to the profit and loss account	(57)	(64)
Balance at 31 December	**407**	**603**

This item includes the revaluation reserves for immovable property, shares and participating interests.

	2000	1999
Other reserves		
Balance at 1 January	10,614	9,944
Transferred from revaluation reserve	66	28
Goodwill	(672)	(335)
Other additions/transfers	33	(39)
Profit appropriation	1,118	1,016
Balance at 31 December	**11,159**	**10,614**

The item goodwill relates principally to amounts paid to acquire the priority share in Interpolis and the acquisition of the second tranche of Robeco.
The reserves may not be distributed among the members.

	2000	1999
Rabobank membership certificates		
Balance at 1 January	-	-
Issued	892	-
Balance at 31 December	**892**	-

In 2000 Rabobank Ledencertificaten N.V. (RLC), a member of the Rabobank Nederland group, issued 40 million shares. The total proceeds of the issue amounted to € 1 billion. As at year-end 2000, the number of shares held by members and employees was 39,681,410 (net asset value € 992 million). RLC granted Rabobank Nederland a € 900 million deep subordinated loan with a term of 31 years.
Subject to the prior written permission of the Dutch Central Bank, the loan may be repaid ahead of schedule on 29 June 2006 and every subsequent 29 June. Since the proceeds of the issue are available to Rabobank Group on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since there will in principle be no payment of dividend if Rabobank Group discloses a loss for any financial year in its consolidated profit and loss account, insofar as the proceeds of the issue have been on-lent to Rabobank Nederland they are recognised as shareholders' equity in proportion to the shares held by members and employees. Dividend payments are accordingly recognised via the profit appropriation.

	2000	1999
Trust Preferred Securities		
Balance at 1 January	650	-
Issued	-	650
Balance at 31 December	**650**	**650**

In 1999, 26 million 7% non-cumulative Trust Preferred Securities (financing preference shares) were issued via Rabobank Capital Funding Trust, Delaware, a group company of Rabobank Nederland, raising total proceeds of € 650 million. As from 31 December 2004, the Bank has the right, after receiving prior written approval from the Dutch Central Bank, to repurchase the financing preference shares on each dividend payment date.
As the issue proceeds are available to Rabobank Group under indefinite and low-ranking subordination and as in principle no dividend is paid if the profit and loss account of Rabobank Group in any year shows that a loss has been made, the issue proceeds are accounted for under reserves. As a result, the dividend payment is accounted for in the profit appropriation.

20 Third-party interests

This item relates to the share held by third parties in the capital of subsidiaries and other group companies.

	2000	*1999*
Balance at 1 January	**1,415**	571
Currency translation differences	**54**	10
Other movements	**1,682**	834
Balance at 31 December	**3,151**	**1,415**

Other movements relate principally to the balance of shares issued and redeemed.

Solvency

The main capital ratio requirements set by the Dutch Central Bank are derived from the capital adequacy guidelines of the European Union and the Basel Committee on Banking Supervision. These ratios compare the Bank's total capital (tier I and tier II) and core capital (tier I) with total risk-weighted assets and off-balance-sheet items and the market risk of the trading portfolios. The minimum requirement for total capital and core capital as a percentage of risk-weighted assets is 8% and 4% respectively. The table below shows the capital available to the Bank and the minimum capital required by the supervisory authorities.

	2000		*1999*	
	Minimum required	Available	Minimum required	Available
Tier I and tier II capital	11,382	15,093	10,384	13,650
BIS ratio	8	10.6	8	10.5
Tier I capital	5,691	14,653	5,192	13,007
Tier I ratio	4	10.3	4	10.0

		2000		*1999*
Tier I and tier II capital can be broken down as follows:				
Other reserves		**11,159**		10,614
Fund for general banking risks		**1,666**		1,632
Membership certificates	*892*		-	
Trust Preferred Securities	*650*		*650*	
Innovative capital		**1,542**		650
Third-party interests treated as qualifying capital		**594**		353
Deductions		**(308)**		(242)
Tier I capital		**14,653**		13,007
Revaluation reserves		**407**		603
Subordinated loan treated as qualifying capital		**33**		40
Tier I and tier II capital		[illegible]		[illegible]

Summary of remaining terms to maturity
(the 1999 figures are shown between brackets)

	Total	Withdrawable				
		on demand / undated	≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	> 5 years
Assets						
Banks	38,364	932	26,467	6,116	4,401	448
	(24,599)	(1,288)	(15,516)	(4,488)	(2,700)	(607)
Lending	191,666	6,758	41,029	12,151	21,227	110,501
	(171,001)	(3,877)	(38,397)	(9,904)	(27,623)	(91,200)
Liabilities						
Banks	83,891	8,270	66,039	7,066	1,338	1,178
	(59,106)	(5,240)	(47,713)	(3,920)	(1,114)	(1,119)
Funds entrusted:						
Savings	55,575	46,675	4,585	858	2,162	1,295
	(54,044)	(49,457)	(1,492)	(223)	(1,733)	(1,139)
Other	91,130	34,646	40,587	4,969	6,342	4,586
	(73,483)	(36,249)	(26,355)	(6,009)	(2,308)	(2,562)
Debt securities	49,887	-	17,763	8,647	16,979	6,498
	(44,012)	(-)	(10,865)	(10,499)	(15,480)	(7,168)

Management and agency services
Management and agency services to third parties relate to all the activities. The Bank also administers assets, in its own name but for the account and risk of third parties, which are separate from the Bank's own assets.

Foreign currency
Total assets denominated in foreign currencies amount to € 107,032 million.
Total liabilities denominated in foreign currencies amount to € 130,045 million.
The balance of these amounts does not reflect the currency position, as most of the risk has been hedged by means of forward transactions not disclosed in the balance sheet.
Part of the forward currency transactions relate to trading positions.

21 Contingent liabilities

This item relates to transactions in which the Group has assumed liability for the commitments of third parties.

	2000	*1999*
Contingent liabilities consist of:		
- Bills discounted	**284**	351
- Guarantees, et cetera	**8,621**	7,952
- Irrevocable letters of credit	**690**	824
- Other contingent liabilities	**697**	393
Total contingent liabilities	**10,292**	**9,520**

Of which contingent liabilities secured by assets: € 34 (35) million.

22 Irrevocable facilities

This item relates to all irrevocable facilities that could lead to lending.

	2000	*1999*
Sale and repurchase transactions	**253**	6
Unused credit facilities	**38,258**	28,189
Other	**72**	29
Total irrevocable facilities	**38,583**	**28,224**

Securities lending account

The following were received on loan:

- Interest-bearing securities: € 585 (9,579) million
- Shares: € - (99) million

These amounts are not included in the balance sheet.

Derivatives

Derivatives are financial instruments which assist the Bank in managing its market risk positions, especially its interest rate and currency exposure. The underlying values (notional amounts) serve only as computation variables and are not disclosed on the face of the balance sheet. Examples of derivatives are forward currency contracts, swaps, futures, forward rate agreements and options.

The notional amounts given below relate to derivatives offered by Rabobank Group primarily as a service to the large corporate clients of Rabobank Nederland and clients of local member banks, and for the Bank's own asset and liability management. A substantial portion of the derivative contracts are concluded in the context of the trading activities.

The notional values are divided into short-term, medium-term and long-term.

(the 1999 figures are shown between brackets)

	Notional value				Positive replacement value
	Total	< 1 year	1-5 years	> 5 years	
Interest rate contracts					
- *Over the counter*					
Swaps	1,035,803	661,576	249,389	124,838	8,036
	(1,042,450)	(720,813)	(204,525)	(117,112)	(7,171)
Forwards	429,859	413,604	16,255	-	233
	(414,748)	(400,967)	(13,781)	(-)	(193)
Options	69,527	53,574	10,324	5,629	320
	(63,550)	(14,638)	(39,664)	(9,248)	(311)
- *Listed* [4]					
Options	4,007	4,007	-	-	-
	(-)	(-)	(-)	(-)	(-)
Futures	234,804	199,979	34,759	66	-
	(147,060)	(123,995)	(23,051)	(14)	(80)
Currency contracts					
- *Over the counter*					
Swaps [5]	56,486	15,031	27,906	13.549	3,121
	(59,885)	(22,288)	(23,433)	(14,164)	(2,119)
Forwards	243,459	238,347	4,811	301	5,471
	(266,584)	(262,432)	(3,948)	(204)	(5,726)
Options	4,929	3,298	1,631	-	162
	(4,834)	(3,572)	(1,262)	(-)	(206)
Other contracts [6]					
Over the counter	4,742	989	3,572	181	359
	(2,688)	(141)	(1,689)	(858)	(165)
Other contracts	2,218	1,261	957	-	-
	(1,614)	(893)	(721)	(-)	(140)
Total derivatives	**2,085,834**	**1,591,666**	**349,604**	**144,564**	**17,702**
	(2,003,413)	(1,549,739)	(312,074)	(141,600)	(16,111)

4)
Listed: for agreements traded on the stock exchange which are subject to daily adjustments of margin commitments, no replacement value is given.

5)
Currency contracts/swaps: including cross-currency interest rate swaps.

6)
Other contracts: including share derivatives and derivatives linked to precious metals and commodities.

When two parties enter into a derivatives contract, this will result in a payment obligation for one party, depending on the direction of movements in the market. This will be accompanied by a credit risk for the Bank which in practice will be a fraction only of the notional amounts of the derivative contracts.

For a better understanding of the volume of the derivatives activities and the related credit risks, the weighted and unweighted credit risks are also given in addition to the positive replacement value. The positive replacement value is the mark-to-market valuation of derivative contracts resulting in a claim on the other party which leads to a loss of profit in the event of default.

For a derivatives portfolio, the total implicit credit risk forms a better basis than the total notional amount of the portfolio for making a comparison with other banking activities. In the event of parties remaining in default, this credit risk is just as important as a claim, whereas the notional amount of the contract is generally of no importance. The notional amounts of the derivative contracts reflect the extent of Rabobank Group's operations in the markets concerned, but give no indication of the portfolio's exposure to credit or market risks.

The credit risk is measured by increasing the positive replacement value of the derivative contracts by a percentage of the notional amount (unweighted credit equivalent). This percentage depends on the term and the nature of the contracts. In determining the own funds for solvency requirement purposes, the credit equivalents are weighted, the weighting factor depending on who the other party is, e.g. a government body, a bank, et cetera. The transaction party is usually a bank. No netting agreements or guarantees are taken into account for calculating the credit risk.

	Credit equivalent 2000		Credit equivalent 1999	
	Unweighted	Weighted	Unweighted	Weighted
Interest rate contracts	11,724	2,651	10,823	2,337
Currency contracts	12,949	3,093	12,444	2,949
Other contracts	577	137	418	84
Total	**25,250**	**5,881**	**23,685**	**5,370**

If netting agreements are taken into account, the positive replacement value of the derivatives portfolio as a whole would amount to € 4,928 (7,903) million, in which case the unweighted credit equivalent would be € 8,679 (12,684) million and the weighted credit equivalent € 2,205 (3,042) million.

A breakdown of notional amounts and credit equivalents by type of contract and transaction party is given below. The item trading includes derivative transactions on behalf of clients and for own account. The item balance sheet management relates to derivative transactions concluded to hedge regular banking risks.

			2000			*1999*
	Trading	Balance sheet management	Total	Trading	Balance sheet management	Total
Interest rate contracts	1,691,298	82,702	1,774,000	1,617,824	49,984	1,667,808
Currency contracts	293,496	11,378	304,874	323,230	8,073	331,303
Other contracts	6,913	47	6,960	4,302	-	4,302
	1,991,707	**94,127**	**2,085,834**	**1,945,356**	**58,057**	**2,003,413**

		2000		*1999*
	Unweighted credit equivalent	Weighted credit equivalent	Unweighted credit equivalent	Weighted credit equivalent
Government	270	-	239	-
Banks	22,029	4,406	21,175	4,235
Other	2,951	1,475	2,271	1,135
	25,250	**5,881**	**23,685**	**5,370**

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(in EUR millions)

23 Interest income

This item includes all interest income from deposits, loans and advances and interest-bearing securities, as well as income similar in nature to interest, such as overdraft commission.
Interest income from bonds and other securities issued at fixed rates or rates that vary in accordance with market rates amounted to € 3,193 (3,253) million.
Interest income attributable to the insurance business amounted to € 634 (588) million.

24 Interest expense

This item includes all interest payable on funds entrusted, subordinated and non-subordinated loans and debt securities, as well as charges similar in nature to interest.
Interest expense attributable to the insurance business amounted to € 525 (509) million.

25 Income from securities and participating interests

This item includes dividends and other income from securities and participating interests.

	2000	*1999*
Income from equity shares and other variable-yielded securities	**656**	279
Share in profits of participating interests	**94**	20
Total income from securities and participating interests	**750**	**299**

Of which attributable to the insurance business: € 132 (153) million.

26 Commission income

This item relates to commission, received for services provided to third parties, not similar in nature to interest.

	2000	*1999*
Commission income can be broken down as follows:		
- Payment transactions	**392**	365
- Insurance broking	**84**	87
- Asset management	**414**	354
- Stockbroking	**486**	339
- Other	**283**	232
Total commission income	**1,659**	**1,377**

Of which attributable to the insurance business: € 16 (15) million.

27 Commission expense

This item relates to commission, paid for third party services, not similar in nature to interest.
Of which relating to stockbroking activities: € 69 (57) million.

28 Results on financial transactions

This item includes both realised and unrealised price and value adjustments to securities forming part of the trading portfolio, currency and other financial transactions, insofar as this income is not similar in nature to interest.

29 Other income

This item relates to income that cannot be classified elsewhere and does not represent extraordinary income, such as technical results on the insurance business, rent from leased property and results on project development. Of which attributable to the insurance business: € 335 (251) million.

30 Staff costs

	2000	*1999*
This item consists of:		
- Wages and salaries	**2,191**	1,920
- Pension charges	**30**	99
- Social security charges	**305**	271
- Other	**573**	570
Total staff costs	**3,099**	**2,860**

Of which attributable to the insurance business: € 225 (179) million

This item also includes the costs relating to the Voluntary Early Retirement Scheme and fringe benefits.
The average number of employees amounted to 53,993 (51,307).
Of whom:
- abroad: 4,980 (4,946)
- in the insurance business: 3,306 (2,568)
- on a full-time equivalent basis: 48,976 (46,767)

31 Other administrative expenses

This item includes office supplies, IT expenses, postage, advertising, rent and maintenance of buildings, et cetera.
Of which attributable to the insurance business: € 150 (124) million.

32 Depreciation

This item relates to the depreciation of fixed assets.
Of which attributable to the insurance business: € 10 (8) million.

33 Value adjustments to receivables

This item relates to downward value adjustments to loans and advances and provisions formed for commitments included in the balance sheet, as well as any releases thereof.

34 Addition to Fund for general banking risks

On account of the increased risks owing to the concentration of services in certain sectors, the addition to the fund for general banking risks for the year was € 52 million.

35 Taxation on operating profit

This item represents the tax charges on the profit on ordinary activities.
Of which attributable to the insurance business: € 49 (58) million
The tax burden fell from 27.6% in 1999 to 27.0% in 2000.

	2000	*1999*
Standard tax rate in the Netherlands	**35.0**	35.0
Effect of foreign tax rates	**0.2**	(0.4)
Effect of tax-free income in the Netherlands	**(8.1)**	(4.2)
Other	**(0.1)**	(2.8)
Effective tax rate	**27.0**	**27.6**

Of the total tax charge in the profit and loss account of € 507 (423) million, € neg. 97 (332) million relates to deferred taxation.

36 Third-party interests

This item relates to third-party interests in the results of consolidated group companies.

Data by business unit

	Total income		Operating profit before taxation	
	2000	*1999*	*2000*	*1999*
Local banking business	**4,247**	4,095	**1,220**	1,126
International banking	**1,556**	1,304	**428**	304
Asset management	**818**	569	**275**	156
Insurance	**592**	498	**206**	187
Leasing	**381**	324	**143**	134
Other and consolidation effects	**157**	16	**20**	73
Total	**7,751**	6,806	**2,292**	1,980
Value adjustments to receivables and addition to Fund for general banking risks			**412**	450
Operating profit before taxation			**1,880**	1,530
Of which generated in:				
The Netherlands	**6,169**	5,398		
Other euro-zone countries	**192**	161		
Rest of Europe	**369**	355		
North America	**750**	596		
Latin America	**52**	76		
Asia	**141**	130		
Australia	**117**	101		
Other and consolidation effects	**(39)**	(11)		
Total	**7,751**	6,806		

BALANCE SHEET RABOBANK NEDERLAND

at 31 December 2000 (after profit appropriation)

(in EUR millions)		2000		1999
Assets				
Cash (37)		**1,987**		1,391
Short-term government paper (38)		**7,240**		846
Professional securities transactions	*26,829*		*16,116*	
Other banks	*63,313*		*52,741*	
Banks (39)		**90,142**		68,857
Public sector lending	*2,050*		*802*	
Private sector lending	*46,033*		*33,513*	
Professional securities transactions	*7,469*		*9,323*	
Lending (40)		**55,552**		43,638
Interest-bearing securities (41)		**54,822**		45,552
Shares (42)		**6,800**		1,612
Participating interests in group companies (43)		**5,272**		5,244
Other participating interests (44)		**111**		57
Property and equipment (45)		**231**		319
Other assets (46)		**901**		2,236
Prepayments and accrued income (47)		**5,334**		5,593
Total assets		**228,392**		175,345

(in EUR millions)		2000		1999
Liabilities				
Professional securities transactions	*28,477*		*17,603*	
Other banks	*77,581*		*62,337*	
Banks (48)		**106,058**		79,940
Savings	*82*		*117*	
Professional securities transactions	*14,348*		*4,755*	
Other funds entrusted	*36,290*		*28,523*	
Funds entrusted (49)		**50,720**		33,395
Debt securities (50)		**43,303**		39,248
Other liabilities (51)		**17,369**		13,109
Accruals and deferred income (52)		**4,914**		4,346
Provisions (53)		**614**		480
		222,978		**170,518**
Fund for general banking risks (54)	*436*		*403*	
Share capital (55)	*636*		*636*	
Revaluation reserve (56)	*310*		*503*	
Other reserves (57)	*2,482*		*2,635*	
Loan associated with the issue of Rabobank membership certificates (58)	*900*		-	
Loan associated with the issue of Trust Preferred Securities (59)	*650*		*650*	
Shareholders'/group equity		**5,414**		4,827
Total liabilities		**228,392**		**175,345**
Contingent liabilities (60)		**10,426**		8,833
Irrevocable facilities (61)		**30,616**		23,903

PROFIT AND LOSS ACCOUNT RABOBANK NEDERLAND

for 2000 [7]

(in EUR millions)	2000	1999
Profit of participating interests after taxation	863	477
Other results after taxation	(362)	(223)
Net profit	**501**	**254**

7) Drawn up in accordance with section 402 of Book 2 of the Netherlands Civil Code.

NOTES TO THE BALANCE SHEET OF RABOBANK NEDERLAND [8)]

(in EUR millions)

37 Cash

This item consists of legal tender, balances available on demand with foreign central banks in countries where the Rabobank Group is represented, as well as a balance with the Dutch Central Bank under its minimum reserve policy.

38 Short-term government paper

This item relates to government paper with an original term to maturity of up to two years eligible for refinancing with central banks in the country of origin.
At cost: € 7,229 (846) million.
At market value: € 7,224 (846) million.

39 Banks

This item represents loans and advances, other than in the form of interest-bearing securities, to banks.

	2000	1999
This item includes:		
- Amounts receivable from group companies	58,057	48,881
of which subordinated	75	-
Amount not readily available (pledged as security)	10	70

40 Lending

This item consists of loans and advances, other than in the form of interest-bearing securities, to customers other than banks.

	2000	1999
This item can be broken down as follows:		
- Public sector lending	2,050	802
- Private sector lending	45,216	34,911
- Securitised loans [9)]	8,286	7,925
Total lending	**55,552**	**43,638**
This item includes:		
- Loans and advances to group companies	17,721	12,276
- Loans and advances to other participating interests	-	141
of which subordinated	-	141
- Loans and advances guaranteed by public authorities	3,379	2,552
- Other mortgages	425	427
Total home mortgages	128	196
Breakdown of private sector lending by industry sector:		
- Agricultural sector	17%	20%
- Trade and industry and the services sector	83%	80%

8) Reference is made to the notes contained on pages 6 to 12 for the accounting policies.

9) The securitised loans are not formally separated from the Bank's own assets. The corresponding liabilities are included under other liabilities.

41 Interest-bearing securities

This item represents interest-bearing negotiable bonds and other interest-bearing securities, other than short-term government paper.

	2000	*1999*
Interest-bearing securities issued by:		
- Public authorities	36,734	30,858
- Other issuers	18,088	14,694
Total interest-bearing securities	**54,822**	**45,552**
This item can be broken down as follows:		
- Investment portfolio	22,054	24,993
- Trading portfolio	31,775	17,799
- Securitised loans	993	2,760
	54,822	45,552
The portfolio includes:		
- Own securities	117	135
- Securities issued by group companies	74	66
- Subordinated securities	43	131
Listed securities	50,732	37,840
Unlisted securities	4,090	7,712
Falling due next year	14,347	16,319
Given on loan	585	-
Amount not readily available (pledged as security)	5,414	6,382
Assets transferred under sale and repurchase transactions	647	984
Investment portfolio at cost	22,207	25,386
Trading portfolio at cost	31,949	17,566
Movements in the investment portfolio:		
Balance at 1 January	24,993	35,794
Purchases	30,280	17,734
Sales and redemptions	(33,394)	(30,673)
Other movements	175	2,138
Balance at 31 December	**22,054**	**24,993**

42 Shares

This item consists of shares and other variable-yielded securities, and temporary other investments.

	2000	1999
This item can be broken down as follows:		
- Investment portfolio	158	137
- Trading portfolio	6,000	778
- Client options	642	697
	6,800	1,612
Of which listed	1,212	404
Of which unlisted	5,588	1,208
Trading portfolio at cost	6,004	625
Temporary other investments included in total	50	29
Amount not readily available (pledged as security)	1	31
Movements in the investment portfolio:		
Balance at 1 January	137	15
Purchases	22	130
Sales	(10)	(10)
Diminution in value and reversals	9	2
Balance at 31 December	158	137

43 Participating interests in group companies

This item includes the direct capital interests in group companies.

	2000	1999
Interests in group companies of which:		
- Credit institutions	1,538	1,014
- Other	3,734	4,230
Total participating interests in group companies	5,272	5,244
Movements in participating interests in group companies:		
Balance at 1 January	5,244	3,661
Acquisitions/capital contributions	818	1,076
Disposals	(379)	(67)
Profit for the year	863	473
Reclassification	(928)	-
Revaluation and other movements	(346)	101
Balance at 31 December	5,272	5,244
Total revaluations	365	574

44 Other participating interests

This item includes the capital interests in other participating interests.

	2000	1999
Participating interests, of which:		
- Credit institutions	5	4
- Other	106	53
Total other participating interests	**111**	**57**

These investments are not listed.

Movements in other participating interests:		
Balance at 1 January	57	37
Acquisitions	57	22
Disposals	(12)	(1)
Profit for the year	-	4
Revaluation and other movements	9	(5)
Balance at 31 December	**111**	**57**
Total revaluations	15	3
Total diminutions in value	13	9

45 Property and equipment

This item consists of bank buildings and land, equipment and other tangible fixed assets, as well as tangible fixed assets not in use by the Bank, such as fixed assets acquired under foreclosure.

	2000	1999
Land and buildings in use by the Bank	171	180
Equipment	60	139
Total property and equipment	**231**	**319**

Movements in property and equipment

	Land and buildings in use by the Bank	Equipment	Total
Net book value at 1 January	180	139	319
Additions	3	29	32
Disposals	-	(23)	(23)
Revaluation	2	-	2
Depreciation and diminution in value	(14)	(85)	(99)
Net book value at 31 December	**171**	**60**	**231**
Total revaluations	50	-	50
Total depreciation and diminutions in value	156	215	371

46 Other assets

This item relates to precious metals, certificates representing precious metals, coins and medals made of precious metals (not being legal tender), goods and warehouse receipts, and assets that cannot be classified under any other heading. Amounts receivable, other than prepayments and accrued income, included under this heading amount to € 857 (2,172) million.

47 Prepayments and accrued income

This item relates to prepaid expenses, interest receivable and other receivables not yet billed.

48 Banks

This item represents amounts owed to credit institutions, other than debt securities and subordinated loans. This item includes amounts due to group companies of € 24,783 (23,879) million and debts secured by assets of € 129 (394) million.

49 Funds entrusted

This item consists of funds entrusted by customers other than debt securities. Savings are all deposits and savings accounts of natural persons, non-profit-making associations and foundations, as well as non-transferable savings bonds. This item includes funds entrusted by group companies of € 7,781 (7,357) million and other participating interests of € 57 (2) million and funds entrusted secured by assets of € 518 (693) million.

50 Debt securities

This item relates to bonds and other interest-bearing securities, such as non-subordinated certificates of deposit. Of which group companies: € 183 (423) million.

51 Other liabilities

This item includes liabilities that cannot be classified under any other heading, such as short positions in securities and liabilities on account of securitised loans.

52 Accruals and deferred income

This item relates to payments received in advance, accrued interest and other amounts payable.

53 Provisions

This item represents provisions formed for the equalisation of costs originating in the year under review or prior years, but to be incurred in future years, evenly over a number of years. It also includes best estimates of likely commitments and losses existing at the balance sheet date.

	2000	*1999*
Provision for pensions	**2**	2
Provision for deferred taxation	**82**	100
Other provisions	**530**	378
Total provisions	**614**	**480**

54 Fund for general banking risks

After due allowance for tax payable, the addition for the year was € 33 milion.

55 Share capital

This item represents the issued and fully paid-up share capital. All shares are held by local member banks. There were no movements in 2000.

56 Revaluation reserve

This item represents the differences between the cost and carrying value of revalued assets, net of the related provision for deferred taxation.

	2000	1999
The revaluation reserve can be broken down as follows:		
- Reserve for immovable property	56	35
- Reserve for securities exchange differences	406	528
- Reserve for value adjustments to participating interests	(167)	(89)
- Revaluation reserve for participating interests	15	29
Total revaluation reserve	**310**	**503**
Movements in the revaluation reserve:		
Balance at 1 January	503	356
Transfer to other reserves	(55)	(12)
Revaluations	(81)	222
Taken to profit and loss account	(57)	(63)
Balance at 31 December	**310**	**503**

57 Other reserves

	2000	1999
Movements in other reserves:		
Balance at 1 January	2,635	2,745
Transfer from revaluation reserve	55	12
Other additions/transfers	35	(39)
Goodwill	(668)	(333)
Profit appropriation	425	250
Balance at 31 December	**2,482**	**2,635**

The item goodwill relates principally to amounts paid to acquire the priority share in Interpolis and the acquisition of the second tranche of Robeco.
The reserves may not be distributed among the members.

58 Loans associated with the issue of Rabobank membership certificates

In 2000 Rabobank Ledencertificaten N.V. (RLC), a member of the Rabobank Nederland group, issued 40 million non-cumulative, variable interest shares. Of the proceeds, € 900 million was on-lent to Rabobank Nederland in the form of a 31-year subordinated loan. Since the proceeds of the issue are available to Rabobank Group on a perpetual and highly subordinated basis and since there will in principle be no payment of dividend if Rabobank Group incurs a loss in any financial year, the proceeds of the issue are recognised in part (see notes to the consolidated balance sheet) in the consolidated balance sheet of Rabobank Group under group equity. The € 900 million loan is also recognised in the balance sheet of Rabobank Nederland to an equal amount under group equity on account of its being funded by means of perpetual membership certificates. For the same reason, interest income is recognised via the profit appropriation.

	2000	1999
Movements in Rabobank membership certificates		
Balance at 1 January	-	-
Issued	900	-
Balance at 31 December	**900**	-

59 Loan associated with the issue of Trust Preferred Securities

In 1999, 26 million 7% non-cumulative Trust Preferred Securities (financing preference shares) were issued via Rabobank Capital Funding Trust, Delaware, a group company of Rabobank Nederland, raising total proceeds of € 650 million. These proceeds were passed on as a subordinated 20-year loan to Rabobank Nederland. As the issue proceeds are available to Rabobank Group under indefinite and low-ranking subordination and as in principle no dividend is paid if the profit and loss account of Rabobank Group in any year shows that a loss has been made, the issue proceeds are accounted for under group equity. Given that it is financed through financing preference shares, the loan of € 650 million is also accounted for under group equity in the balance sheet of Rabobank Nederland. For the same reason, the interest payments are accounted for in the profit appropriation.

	2000	1999
Movements in Trust Preferred Securities:		
Balance at 1 January	650	-
Issued	-	650
Balance at 31 December	**650**	**650**

Summary of remaining terms to maturity
(the 1999 figures are shown between brackets)

	Total	Withdrawable				
		On demand / undated	≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	> 5 years
Assets						
Banks	90,142	9,783	37,578	11,531	15,418	15,832
	(68,857)	(4,794)	(24,208)	(9,689)	(15,964)	(14,202)
Lending	55,552	7,092	24,810	4,037	13,003	6,610
	(43,638)	(4,591)	(23,240)	(2,930)	(7,924)	(4,953)
Liabilities						
Banks	106,058	11,520	70,563	8,009	1,648	14,318
	(79,940)	(7,824)	(50,308)	(4,660)	(2,606)	(14,542)
Funds entrusted:						
Savings	82	15	34	28	4	1
	(117)	(38)	(54)	(20)	(1)	(4)
Other	50,638	8,259	31,429	3,186	3,548	4,216
	(33,278)	(8,858)	(17,605)	(2,961)	(1,326)	(2,528)
Debt securities	43,303	-	14,697	7,302	14,808	6,496
	(39,248)	(-)	(8,818)	(9,884)	(13,461)	(7,085)

Management and agency services
Management and agency services to third parties relate to all the Bank's activities. The Bank also administers assets, in its own name but for the account and risk of third parties, which are separate from the Bank's own assets.

Foreign currency
Total assets denominated in foreign currencies amount to € 97,543 million.
Total liabilities denominated in foreign currencies amount to € 120,666 million.
The balance of these amounts does not reflect the currency position, as most of the risk has been hedged by means of forward transactions not disclosed in the balance sheet. Part of the forward currency transactions relate to trading positions.

60 Contingent liabilities

This item relates to transactions in which the Bank has assumed liability for the commitments of third parties.

	2000	*1999*
Contingent liabilities consist of:		
- Bills discounted	**283**	351
- Guarantees, etc.	**8,751**	7,345
- Irrevocable letters of credit	**693**	763
- Other contingent liabilities	**699**	374
Total contingent liabilities	**10,426**	**8,833**
Of which:		
- Contingent liabilities of group companies	**2,422**	1,571

Securities lending account

Interest-bearing securities of € 585 (1,866) million and shares of € - (99) million were received on loan. These amounts are not included in the balance sheet.

Liability undertaking

Pursuant to section 403 of Book 2 of the Netherlands Civil Code, Rabobank Nederland has assumed liability for the debts arising from the legal transactions of a number of group companies.

Internal liability (Cross-guarantee system)

In accordance with section 12 of the Credit System Supervision Act 1992 [Wet toezicht kredietwezen 1992] various corporate entities forming part of Rabobank Group stand surety for one another. This cross-guarantee system constitutes a legal arrangement under which the fulfilment of each participating entity's commitments is guaranteed by the other participants in the event of a shortfall of funds.

The participating entities are:

- the local member banks, members of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA
- Coöperatieve Centrale Raiffeisen-Boerenleenbank BA (Rabobank Nederland), Amsterdam
- Rabohypotheekbank NV, Amsterdam
- Raiffeisenhypotheekbank NV, Amsterdam
- Schretlen & Co NV, Amsterdam
- De Lage Landen International BV, Eindhoven
- De Lage Landen Financiering BV, Eindhoven
- De Lage Landen Trade Finance BV, Eindhoven
- De Lage Landen Financial Services BV, Eindhoven

61 Irrevocable facilities

This item relates to all irrevocable facilities that could lead to lending.

	2000	*1999*
Unused credit facilities	**30,528**	23,798
Other	**88**	105
Total irrevocable facilities	**30,616**	**23,903**

Of which group companies: € 582 (507) million.

Derivatives

The derivatives schedule included in the notes to the consolidated financial statements relates almost entirely to Rabobank Nederland.

Employees

The average number of employees was 6,365 (6,244).

Of whom:

- abroad: 1,956 (2,034)
- on a full-time equivalent basis: 6,150 (5,913)

Emoluments of members of the Supervisory Board of Rabobank Nederland

The total fixed remuneration of the members of the Supervisory Board amounted to € 0.3 (0.3) million. This amount is included under staff costs.

Emoluments of members of the Board of Directors and Executive Board of Rabobank Nederland

The emoluments of the members of the Board of Directors and the Executive Board amounted to € 8.8 (8.3) million. This amount is included under staff costs.

Loans and advances to, as well as guarantees given on behalf of, members of the Board of Directors and the Executive Board of Rabobank Nederland amounted to € 4.5 (4.8) million, for members of the Supervisory Board these amounted to € 1.6 (1.1) million.

Utrecht, 8 March 2001

The Board of Directors
W. Meijer
P.A.A.M. Rutten
L. Koopmans
P.C. Lodders-Elfferich
J. Bilderbeek
G. van Dijk
A.J.A.M. Vermeer
J.B. Uit den Boogaard

The Executive Board
H.N.J. Smits
W.M. van den Goorbergh
D.J.M.G. van Slingelandt
J.F.C.M. van Nuenen
J.C. ten Cate
J.J. Verhaegen

The Supervisory Board
D. Luteijn
A.H. van der Zwaan
H.G.J. Hermsen
S.E. Eisma
M.J. Varekamp
M.A. Bierens
N.H. Douben
Y.C.M.T. van Rooy
H.C. Scheffer
A.W. Veenman

PARTICIPATING INTERESTS

Once the financial statements are adopted, the list as referred to in sections 379 and 414 of Book 2 of the Netherlands Civil Code will be filed at the Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.

OTHER INFORMATION

A. Articles of Association provisions governing members' contributions to shortfalls

If, in the event of Rabobank Nederland's liquidation, either by court order or otherwise, its assets should prove to be insufficient to meet its liabilities, the members at the time of the liquidation as well as those who ceased to be members in the year prior to the liquidation, shall be liable for the deficit. In the event Rabobank Nederland is dissolved on account of its insolvency after it has been declared bankrupt, not only the members at that time but also those who ceased to be members in the year prior to the bankruptcy order shall be jointly liable for any shortfalls.
The amount payable by each member or former member shall be in the same proportion to the shortfall as their individual balance sheet totals to the latest adopted balance sheet total of all liable members and former members together.
If it should prove impossible to recover the share of one or more liable members or former members in the shortfall, the remaining members and former members shall be jointly liable for the amount not recovered in the same proportion.
In the event of a liquidation out of court, the inability to recover the share of one or more members or former members in the shortfall shall be deemed to exist if the liquidators, subject to the approval from the Supervisory Board, should waive the right of recourse because exercising the right would not lead to any recovery.
The amount for which members or former members are liable shall never be more than three per cent of their latest adopted balance sheet total. Liable former members who contributed to earlier equity deficits shall be allowed to deduct the amount paid earlier from the amount chargeable to them in the event of Rabobank Nederland's liquidation.

B. Articles of Association provisions governing profit appropriation and proposed profit appropriation of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA (Rabobank Nederland)

Articles of Association provisions governing profit appropriation
From the profit may be distributed a dividend the amount of which is determined by the General Meeting on a motion by the Board of Directors and the Executive Board. The General Meeting, likewise on a motion by the Board of Directors and the Executive Board, shall appropriate the remaining profit to strengthen Rabobank Nederland's solvency position.
For as long as Rabobank Nederland continues in existence, the reserves may not be distributed, either in whole or in part, among the members. Should Rabobank Nederland at any time decide to enter into liquidation in order to have its operations continued by another legal entity or institution, these reserves shall pass to that other legal entity or institution.

Proposed appropriation of available profit of Rabobank Nederland

(in EUR millions)	*2000*	*1999*
Net profit	501	254
Payment on Rabobank membership certificates	30	-
Payment on Trust Preferred Securities	46	4
Added to other reserves	**425**	**250**

C. Articles of Association provisions governing profit appropriation and proposed profit appropriation of local member banks

Articles of Association provisions governing profit appropriation

The profit disclosed in the profit and loss account shall be added to other reserves, which shall serve to extinguish any losses.
After the directors – subject to the approval of the Supervisory Board – have tabled a motion to that effect, the General Meeting may depart from the foregoing as follows. Of the amount which should be added to other reserves, the General Meeting may disburse at most one quarter part but no more than an amount equal to four per cent of the amount of those other reserves for purposes which it considers to be of local or general interest.

In no event may reserves be distributed among the members.

Appropriation of available profit of Rabobank Group

(in EUR millions)	*2000*	*1999*
Net profit	**1,194**	1,020
Payment on Rabobank membership certificates	**30**	-
Payment on Trust Preferred Securities	**46**	4
Added to other reserves	**1,118**	**1,016**

D. Foreign offices

EUROPE

Belgium
Antwerp
Brussels
Zaventem

Denmark
Ballerup
Egaa

Germany
Frankfurt
Düsseldorf
Hamburg

Finland
Helsinki

France
Paris

Great Britain
Edinburgh
London
Watford

Guernsey
St. Peter Port

Hungary
Budapest

Ireland
Dublin

Italy
Milan

Luxemburg
Luxemburg

Poland
Poznan
Warsaw

Portugal
Lisbon

Russia
Moscow

Spain
Madrid

Sweden
Sundyberg

Switzerland
Geneva
Schlieren
Zurich

AMERICA

Argentina
Buenos Aires

Brazil
Canoas
São Paulo

Canada
Oakville
Toronto

Chile
Santiago

Curaçao
Willemstad

Mexico
Mexico city

United States
Atlanta
Berwyn
Chicago
Dallas
Des Moines
New York
San Francisco
Washington

AFRICA

South Africa
Johannesburg

AUSTRALIA

Adelaide
Ayr
Brisbane
Cloncurry
Darwin
Dubbo
Emerald
Goulburn
Griffith
Ingham
Launceston
Longreach
Mackay
Melbourne
Moree
Mount Gambier
Perth
Rockhampton
Sydney
Tamworth
Toowoomba
Townsville
Wagga Wagga
Warrnambool

New-Zealand
Alexandra
Ashburton
Auckland
Blenheim
Christchurch
Dannevirke
Dunedin
Feilding
Gisborne
Gore
Greymouth
Hamilton
Hastings
Invercargill
Masterton
New Plymouth
Oamaru
Palmerston North
Pukekohe
Rotorua/Taupo
Taumarunui
Te Kuiti
Te Puke
Thames
Timaru
Wellington

ASIA

China
Beijing
Hong Kong
Shanghai

India
Mumbai
New Delhi

Indonesia
Jakarta

Japan
Tokyo

Malaysia
Kuala Lumpur
Labuan

Singapore
Singapore

Taiwan
Taipei

Thailand
Bangkok

Turkey
Istanbul

Vietnam
Ho Chi Minh City

E. Auditors' report

Introduction

We have audited the 2000 financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA (Rabobank Nederland), Amsterdam, of which the financial statements of Rabobank Group form a part, as included in this report. These financial statements are the responsibility of Rabobank Nederland's management.

Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Rabobank Nederland's management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position at 31 December 2000 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Utrecht, 8 March 2001
Ernst & Young Accountants

Published by:

Rabobank Nederland Corporate Communication
Croeselaan 18 - P.O. Box 17100
3500 HG Utrecht - The Netherlands

Publication

This publication and the separate "Rabobank Group Annual Report 2000" together form the annual report, financial statements and other information of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

Filing

After they have been adopted, the "Rabobank Group 2000 financial statements and other information" will be filed at the offices of the Trade Registry of the Chamber of Commerce and Industries under number 30046259.

Dutch language version

This report is also available in Dutch.
For copies of the reports listed below please contact:
Rabobank Nederland Corporate Communication, Utrecht

- Telephone +31 (0) 30 - 216 20 40
- Fax +31 (0) 30 - 216 19 16
- E-mail rabocomm@rn.rabobank.nl

- Rabobank Group - Annual Report 2000 (in Dutch or in English)
- Rabobank Group - 2000 Financial Statements